SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Table of contents

Company Information

Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flow	9
Statement of Changes in Equity
1/01/2019 to 9/30/2019	11
1/01/2018 to 9/30/2018	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	25
Comments on the Company’s Projections	87
Other Information Deemed as Relevant by the Company	88
Reports and Statements
Unqualified Reports on Special Review	90
Executive Officers’ Statement on the Financial Statements	91
Executive Officers’ Statement on the Report of Independent Public Accounting Firm	92

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	9/30/2019
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceed per Share
						(Reais / Share)

Board of Directors’ Meeting	3/28/2019	Interest on Equity	6/28/2019	Common		1.15900

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2019	12/31/2018
1	Total Assets	45,838,049	43,565,118
1.01	Current Assets	5,120,870	5,602,242
1.01.01	Cash and Cash Equivalents	2,633,406	3,029,191
1.01.03	Accounts Receivable	2,172,757	2,017,481
1.01.03.01	Trade Receivables	2,008,771	1,843,333
1.01.03.02	Other Receivable	163,986	174,148
1.01.03.02.01	Related-Party Balances	163,986	174,148
1.01.04	Inventories	95,189	65,596
1.01.06	Recoverable Taxes	129,336	380,703
1.01.06.01	Current Recoverable Taxes	129,336	380,703
1.01.08	Other Current Assets	90,182	109,271
1.01.08.03	Other	90,182	109,271
1.01.08.03.01	Restricted Cash	22,477	31,900
1.01.08.03.20	Other Receivables	67,705	77,371
1.02	Noncurrent Assets	40,717,179	37,962,876
1.02.01	Long-Term Assets	8,789,587	8,590,597
1.02.01.04	Accounts Receivable	218,555	209,083
1.02.01.04.01	Trade Receivables	218,555	209,083
1.02.01.09	Receivables from Related Parties	657,138	669,102
1.02.01.09.03	Receivables from Controlling Shareholders	657,138	669,102
1.02.01.10	Other Noncurrent Assets	7,913,894	7,712,412
1.02.01.10.04	Escrow Deposits	178,246	152,018
1.02.01.10.05	Water National Agency (ANA)	37,317	49,136
1.02.01.10.06	Contract Asset	7,579,485	7,407,948
1.02.01.10.20	Other Receivables	118,846	103,310
1.02.02	Investments	110,745	92,207
1.02.02.01	Equity Investments	63,171	44,587
1.02.02.01.03	Equity Investments in Jointly-Owned Subsidiaries	63,171	44,587
1.02.02.02	Investment Properties	47,574	47,620
1.02.03	Property, Plant and Equipment	299,955	267,612
1.02.04	Intangible Assets	31,516,892	29,012,460
1.02.04.01	Intangible Assets	31,516,892	29,012,460
1.02.04.01.01	Concession Agreements	2,208,793	5,305,353
1.02.04.01.02	Program Contracts	14,792,428	9,857,480
1.02.04.01.03	Service Contracts	13,955,931	13,391,452
1.02.04.01.04	Software License of Use	479,637	458,175
1.02.04.01.05	Right of Use	80,103	0

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2019	12/31/2018
2	Total Liabilities	45,838,049	43,565,118
2.01	Current Liabilities	4,355,080	5,398,632
2.01.01	Labor and Pension Plan Liabilities	461,940	564,830
2.01.01.01	Social Security Liabilities	24,985	48,539
2.01.01.02	Tax Liabilities	436,955	516,291
2.01.02	Trade Payables	325,896	465,993
2.01.02.01	Domestic Suppliers	325,896	465,993
2.01.03	Tax Liabilities	244,452	200,563
2.01.03.01	Federal Tax Liabilities	235,776	196,014
2.01.03.01.01	Income Tax and Social Contribution Payable	69,967	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	94,113	82,381
2.01.03.01.03	INSS (Social Security Contribution) Payable	38,224	38,871
2.01.03.01.20	Other Federal Taxes	33,472	74,762
2.01.03.03	Municipal Tax Liabilities	8,676	4,549
2.01.04	Borrowings and Financing	1,714,302	2,103,612
2.01.04.01	Borrowings and Financing	936,421	1,035,025
2.01.04.01.01	In Local Currency	291,001	296,525
2.01.04.01.02	In Foreign Currency	645,420	738,500
2.01.04.02	Debentures	600,515	1,049,510
2.01.04.03	Financing through Lease	177,366	19,077
2.01.05	Other Liabilities	1,076,993	1,605,247
2.01.05.01	Payables to Related Parties	352	8,694
2.01.05.01.03	Payables to Controlling Shareholders	352	8,694
2.01.05.02	Other	1,076,641	1,596,553
2.01.05.02.01	Dividends and Interest on Equity Payable	573	673,765
2.01.05.02.04	Services Payable	480,730	454,022
2.01.05.02.05	Refundable Amounts	31,595	13,419
2.01.05.02.06	Program Contract Commitments	265,842	230,695
2.01.05.02.07	Public-Private Partnership (PPP)	98,350	137,827
2.01.05.02.09	Indemnities	11,246	11,257
2.01.05.02.20	Other Liabilities	188,305	75,568
2.01.06	Provisions	531,497	458,387
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	238,301	169,060
2.01.06.01.01	Tax Provisions	34,904	33,434
2.01.06.01.02	Social Security and Labor Provisions	131,232	56,243
2.01.06.01.04	Civil Provisions	72,165	79,383
2.01.06.02	Other Provisions	293,196	289,327
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	23,679	14,175
2.01.06.02.04	Provisions for Customers	180,222	231,547
2.01.06.02.05	Provisions for Suppliers	89,295	43,605
2.02	Noncurrent Liabilities	19,681,086	18,614,798
2.02.01	Borrowings and Financing	11,952,681	11,049,184
2.02.01.01	Borrowings and Financing	8,389,096	8,153,545
2.02.01.01.01	In Local Currency	2,305,551	2,222,636
2.02.01.01.02	In Foreign Currency	6,083,545	5,930,909
2.02.01.02	Debentures	3,091,226	2,346,050

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2019	12/31/2018
2.02.01.03	Financing through Lease	472,359	549,589
2.02.02	Other Liabilities	6,809,657	6,869,897
2.02.02.02	Other	6,809,657	6,869,897
2.02.02.02.04	Pension Plan Liabilities	3,015,453	2,970,009
2.02.02.02.05	Program Contract Commitments	123,333	142,314
2.02.02.02.06	Public-Private Partnership (PPP)	3,221,879	3,275,297
2.02.02.02.07	Indemnities	31,146	31,146
2.02.02.02.08	Labor Liabilities	104,744	126,673
2.02.02.02.09	Deferred Cofins / Pasep	139,434	140,830
2.02.02.02.20	Other Liabilities	173,668	183,628
2.02.03	Deferred Taxes	438,586	261,242
2.02.03.01	Deferred Income Tax and Social Contribution	438,586	261,242
2.02.03.01.01	Deferred Income Tax and Social Contribution	438,586	261,242
2.02.04	Provisions	480,162	434,475
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	309,397	262,970
2.02.04.01.01	Tax Provisions	27,910	21,810
2.02.04.01.02	Social Security and Labor Provisions	258,322	235,760
2.02.04.01.04	Civil Provisions	23,165	5,400
2.02.04.02	Other Provisions	170,765	171,505
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	165,638	156,244
2.02.04.02.04	Provisions for Customers	4,941	15,261
2.02.04.02.05	Provisions for Suppliers	186	0
2.03	Equity	21,801,883	19,551,688
2.03.01	Paid-up Capital	15,000,000	15,000,000
2.03.04	Profit Reserve	5,040,452	5,100,783
2.03.04.01	Legal Reserve	1,200,030	1,200,030
2.03.04.08	Additional Dividend Proposed	0	60,331
2.03.04.10	Reserve for Investments	3,840,422	3,840,422
2.03.05	Retained Earnings/Accumulated Losses	2,310,526	0
2.03.06	Equity Valuation Adjustments	-549,095	-549,095

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2019 to 9/30/2019	Year	Previous Year	Year
			1/01/2019 to 9/30/2019	7/01/2018 to 9/30/2018	1/01/2018 to 9/30/2018
3.01	Revenue from Sales and/or Services	5,410,593	13,287,007	3,810,781	11,182,683
3.02	Cost of Sales and/or Services	-2,379,712	-7,280,794	-2,313,289	-6,604,890
3.02.01	Cost of Sales and/or Services	-1,695,980	-5,334,054	-1,605,412	-4,612,313
3.02.02	Construction Cost	-683,732	-1,946,740	-707,877	-1,992,577
3.03	Gross Profit	3,030,881	6,006,213	1,497,492	4,577,793
3.04	Operating Income/Expenses	-472,325	-1,501,631	-371,211	-1,296,981
3.04.01	Selling Expenses	-158,268	-641,207	-189,329	-638,890
3.04.01.01	Selling Expenses	-195,945	-590,309	-170,022	-512,885
3.04.01.02	Allowance for Doubtful Accounts	37,677	-50,898	-19,307	-126,005
3.04.02	General and Administrative Expenses	-329,607	-887,085	-216,543	-724,258
3.04.04	Other Operating Income	14,477	48,693	44,424	98,845
3.04.04.01	Other Operating Income	15,972	53,919	48,760	108,177
3.04.04.02	Cofins and Pasep	-1,495	-5,226	-4,336	-9,332
3.04.05	Other Operating Expenses	-1,279	-30,369	-10,265	-36,874
3.04.06	Equity Results	2,352	8,337	502	4,196
3.05	Income before Financial Result and Taxes	2,558,556	4,504,582	1,126,281	3,280,812
3.06	Financial Result	-719,928	-1,025,961	-262,770	-1,293,937
3.06.01	Financial Income	94,762	290,837	123,237	344,536
3.06.01.01	Financial Income	100,585	305,643	117,519	348,235
3.06.01.02	Exchange Gains	451	1,042	11,183	13,245
3.06.01.03	Cofins and Pasep	-6,274	-15,848	-5,465	-16,944
3.06.02	Financial Expenses	-814,690	-1,316,798	-386,007	-1,638,473
3.06.02.01	Financial Expenses	-292,613	-853,348	-195,195	-538,307
3.06.02.02	Exchange Losses	-522,077	-463,450	-190,812	-1,100,166
3.07	Earnings before Income Tax	1,838,628	3,478,621	863,511	1,986,875
3.08	Income Tax and Social Contribution	-629,768	-1,168,095	-298,347	-659,394
3.08.01	Current	-434,142	-990,751	-303,572	-604,204
3.08.02	Deferred	-195,626	-177,344	5,225	-55,190

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2019 to 9/30/2019	Year	Previous Year	Year
			1/01/2019 to 9/30/2019	7/01/2018 to 9/30/2018	1/01/2018 to 9/30/2018
3.09	Net Result from Continued Operations	1,208,860	2,310,526	565,164	1,327,481
3.11	Profit/Loss for the Period	1,208,860	2,310,526	565,164	1,327,481
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.76861	3.38039	0.82686	1.94216
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.76861	3.38039	0.82686	1.94216

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2019 to 9/30/2019	Year	Previous Year	Year
			1/01/2019 to 9/30/2019	7/01/2018 to 9/30/2018	1/01/2018 to 9/30/2018
4.01	Net Income for the Period	1,208,860	2,310,526	565,164	1,327,481
4.03	Comprehensive Income for the Period	1,208,860	2,310,526	565,164	1,327,481

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Cash Flows - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 9/30/2019	1/01/2018 to 9/30/2018
6.01	Net Cash from Operating Activities	3,025,589	3,088,023
6.01.01	Cash from Operations	4,822,511	4,553,602
6.01.01.01	Profit before Income Tax and Social Contribution	3,478,621	1,986,875
6.01.01.02	Provision and Inflation Adjustments on Provisions	280,565	50,794
6.01.01.04	Finance Charges from Customers	-282,958	-219,514
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	14,593	16,893
6.01.01.06	Depreciation and Amortization	1,299,363	997,406
6.01.01.07	Interest on Borrowings and Financing Payable	430,838	391,455
6.01.01.08	Monetary and Exchange Rate Changes on Borrowings and Financing	498,337	1,153,748
6.01.01.09	Interest and Monetary Changes on Liabilities	28,521	20,886
6.01.01.10	Interest and Monetary Changes on Assets	-26,413	-55,069
6.01.01.11	Allowance for Doubtful Accounts	50,898	126,005
6.01.01.12	Provision for Consent Decree (TAC)	-127,793	-75,450
6.01.01.13	Equity Results	-8,337	-4,196
6.01.01.14	Interest and Monetary Restatement (Public-Private Partnership)	293,299	15,629
6.01.01.15	Other Adjustments	-7,257	4,373
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	4,186	7,601
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-44,775	-45,829
6.01.01.18	Pension Plan Liabilities	200,581	181,995
6.01.01.19	Agreement with the Municipality of Santo André	-1,259,758	0
6.01.02	Changes in Assets and Liabilities	-351,020	-437,746
6.01.02.01	Trade Receivables	-31,037	555
6.01.02.02	Related-Party Balances and Transactions	48,619	45,175
6.01.02.03	Inventories	-29,593	18,725
6.01.02.04	Recoverable Taxes	251,367	37,872
6.01.02.05	Other Receivables	6,956	-32,403
6.01.02.06	Escrow Deposits	-15,271	-22,960
6.01.02.08	Accounts Payable to Suppliers and Contractors	-351,085	-206,041
6.01.02.09	Salaries, Payroll Charges and Social Contributions	24,903	96,672
6.01.02.10	Pension Plan Liabilities	-155,137	-151,518
6.01.02.11	Taxes and Contributions Payable	-47,595	-162,720
6.01.02.12	Services Payable	22,522	-16,286
6.01.02.13	Other Liabilities	87,495	142,676
6.01.02.14	Provisions	-161,768	-193,804
6.01.02.15	Deferred Cofins/Pasep	-1,396	6,311
6.01.03	Other	-1,445,902	-1,027,833
6.01.03.01	Interest Paid	-553,102	-513,176
6.01.03.02	Income Tax and Social Contribution Paid	-892,800	-514,657
6.02	Net Cash from Investing Activities	-2,075,753	-1,388,446
6.02.01	Acquisition of Contract Assets and Intangible Assets	-2,029,213	-1,366,684
6.02.02	Acquisition of Property, Plant and Equipment	-56,186	-23,043
6.02.03	Increase in Investments	223	-655

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 9/30/2019	1/01/2018 to 9/30/2018
6.02.04	Restricted Cash	9,423	-6,195
6.02.06	Receipt from the Sale of Assets	0	8,131
6.03	Net Cash from Financing Activities	-1,345,621	-363,371
6.03.01	Funding	1,603,795	1,555,670
6.03.02	Amortization	-1,750,487	-1,170,632
6.03.03	Payment of Interest on Equity	-739,990	-653,393
6.03.04	Public-Private Partnership (PPP)	-417,550	-63,469
6.03.05	Program Contract Commitments	-41,389	-31,547
6.05	Increase (Decrease) in Cash and Cash Equivalents	-395,785	1,336,206
6.05.01	Opening Balance of Cash and Cash Equivalents	3,029,191	2,283,047
6.05.02	Closing Balance of Cash and Cash Equivalents	2,633,406	3,619,253

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Changes in Equity - 1/01/2019 to 9/30/2019

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.03	Restated Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.04	Capital Transactions with Partners	0	0	-60,331	0	0	-60,331
5.04.08	Approved Additional Dividends	0	0	-60,331	0	0	-60,331
5.05	Total Comprehensive Income	0	0	0	2,310,526	0	2,310,526
5.05.01	Net Income for the Period	0	0	0	2,310,526	0	2,310,526
5.07	Closing Balances	15,000,000	0	5,040,452	2,310,526	-549,095	21,801,883

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / SStatement of Changes in Equity / 1/01/2018 to 9/30/2018

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.03	Restated Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.04	Capital Transactions with Parents	0	0	-53,539	0	0	-53,539
5.04.08	Approved Additional Dividends	0	0	-53,539	0	0	-53,539
5.05	Total Comprehensive Income	0	0	0	1,327,481	0	1,327,481
5.05.01	Net Income for the Period	0	0	0	1,327,481	0	1,327,481
5.07	Closing Balances	10,000,000	0	7,997,571	1,327,481	-538,101	18,786,951

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

 Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 9/30/2019	1/01/2018 to 9/30/2018
7.01	Revenue	14,093,871	11,882,836
7.01.01	Goods, Products and Services Sold	12,099,335	9,862,258
7.01.02	Other Revenue	53,919	108,177
7.01.03	Revenue from Construction of Own Assets	1,991,515	2,038,406
7.01.04	Allowance for/Reversal of Doubtful Accounts	-50,898	-126,005
7.02	Inputs Acquired from Third Parties	-5,020,419	-4,162,975
7.02.01	Costs of Sales and Services	-4,081,924	-3,444,258
7.02.02	Materials, Electricity, Outside Services and Others	-908,126	-681,826
7.02.04	Other	-30,369	-36,891
7.03	Gross Value Added	9,073,452	7,719,861
7.04	Retentions	-1,299,363	-997,406
7.04.01	Depreciation, Amortization and Depletion	-1,299,363	-997,406
7.05	Net Value Added Produced	7,774,089	6,722,455
7.06	Wealth Received in Transfer	315,022	365,676
7.06.01	Equity Results	8,337	4,196
7.06.02	Financial Income	306,685	361,480
7.07	Total Value Added to Distribute	8,089,111	7,088,131
7.08	Value Added Distribution	8,089,111	7,088,131
7.08.01	Personnel	1,787,328	1,826,249
7.08.01.01	Salaries and Wages	1,259,040	1,339,636
7.08.01.02	Benefits	547,013	476,250
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	-18,725	10,363
7.08.02	Taxes and Contributions	2,445,453	1,835,740
7.08.02.01	Federal	2,293,608	1,691,116
7.08.02.02	State	103,259	108,688
7.08.02.03	Municipal	48,586	35,936
7.08.03	Value Distributed to Providers of Capital	1,545,804	2,098,661
7.08.03.01	Interest	1,504,404	2,036,509
7.08.03.02	Rental	41,400	62,152
7.08.04	Value Distributed to Shareholders	2,310,526	1,327,481
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	2,310,526	1,327,481

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1.    Highlights for the Quarter

In 3Q19, the Company recorded net income of R$ 1,208,9 million, versus net income of R$ 565.2 million in 3Q18, representing an increase of R$ 643.7 million, or 113.9%.

Adjusted EBITDA totaled R$ 3,009.3 million, 109.8% higher than the R$ 1,434.6 million recorded in 3T18 (increasing by R$ 1,574.7 million).

3Q19 result was impacted by several events during the period, mainly:

(a)   Start of Operation in the Municipality of Santo André

In July 2019, the Company entered into an agreement with the municipality of Santo André starting operations in August. The initial impact of this agreement resulted in R$ 1,275.5 million increase in revenues in 3Q19 and a reduction of R$ 41.7 million in expenses, as shown below:

Impacts of Santo André (R$ million)			Var.
	3Q19	3Q18	R$
Revenue - Wholesale (1)	1,261.7	16.2	1,245.5
Revenue - Retail (2)	30.0	-	30.0
(=) Total da Revenue	1,291.7	16.2	1,275.5
Costs and expenses (3)	(9.8)	-	(9.8)
Allowance for doubtful accounts (4)	51.5	-	51.5
(=) Total Expenses	41.7	-	41.7
(=) Net effect, before income tax and social contribution	1,333.4	16.2	1,317.2

(1)      Non-recurring revenue in 3Q19 resulting from the agreement with the municipality.

(2)      Revenue in 3Q19 referring to the start of operations in the municipality on August 11, 2019.

(3)      Expenses with services and amortization in 3Q19 related to the start of operations in the municipality.

(4)      Reversal of non-recurring allowance for doubtful accounts resulting from the agreement with the municipality.

(b)   TAC - Retirees

On February 20, 2009, SABESP and the Public Prosecution Office of the State of São Paulo signed a Conduct Adjustment Term (TAC), in which the Company pledged to promote the gradual dismissal of retired employees. As a result of this TAC, the Company recorded a provision for the dismissal of these employees.

On October 11, 2019, the Public Prosecution Office closed the case regarding the TAC given its understanding that the legal requirements were achieved. Therefore, the Company reversed non-recurring provisions, in the amount of R$ 173.3 million in the Salaries and payroll charges and Pension plan obligations account.

(c)   Operations in the Municipality of Guarulhos

The operations in the municipality of Guarulhos impacted positively the results in 3Q19 with a recognition of R$ 115.6 million in operating revenues and R$ 37.4 million in costs and expenses, excluding revenue and construction costs. Net income before income tax and social contribution was R$ 78.2 million in the period.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

(d)   São Lourenço Production System

The São Lourenço Production System began its operations in 3Q18. The costs and expenses resulting from the startup of operations increased by R$ 34.4 million, in the 3Q19 comparing to 3Q18, referring only to the month of September 2018.

(e)   Signing of Program Contract with the Municipality of Guarujá

The Company was already providing sanitation services in the municipality of Guarujá under a lack of formal agreement. In order to properly adjust the contract with current legislation, the Company signed a program contract for the provision of water and sewage service for a 30-year term and, within this context, ended all pending court proceedings and recognized non-recurring expenses in the amount of R$ 46.4 million in 3Q19.

(f)    Signing of a new Health Plan with Fundação CESP - FUNCESP

The health plan that was administered by SABESPREV was recording deficits and demanding sporadic contributions from SABESP in order to maintain the financial solvency margins required by the National Agency for Supplementary Health (Agência Nacional de Saúde Suplementar - ANS).

In August 2019, the new health plan administered by Fundação CESP became effective, replacing the previous health plan. With the adherence to the new plan, there was no need for additional contributions and resulted in savings of R$ 39.1 million in healthcare expenses in 3Q19, when compared to 3Q18.

2.    Financial Highlights

R$ million

			Var.				Var.
	3Q19	3Q18	R$	%	9M19	9M18	R$	%
Gross operating revenue (1)	4,984.1	3,331.6	1,652.5	49.6	12,099.3	9,862.3	2,237.0	22.7
Construction revenue	699.5	724.1	(24.6)	(3.4)	1,991.5	2,038.4	(46.9)	(2.3)
COFINS and PASEP and TRCF taxes (2)	(273.0)	(244.9)	(28.1)	11.5	(803.8)	(718.0)	(85.8)	11.9
(=) Net operating revenue	5,410.6	3,810.8	1,599.8	42.0	13,287.0	11,182.7	2,104.3	18.8
Costs and expenses	(2,183.9)	(2,011.3)	(172.6)	8.6	(6,862.3)	(5,975.5)	(886.8)	14.8
Construction costs	(683.7)	(707.9)	24.2	(3.4)	(1,946.7)	(1,992.6)	45.9	(2.3)
Equity result	2.4	0.5	1.9	380.0	8.3	4.2	4.1	97.6
Other operating revenue (expenses), net	13.2	34.2	(21.0)	(61.4)	18.3	62.0	(43.7)	(70.5)
(=) Earnings before financial result, income tax and social contribution	2,558.6	1,126.3	1,432.3	127.2	4,504.6	3,280.8	1,223.8	37.3
Financial result	(719.9)	(262.8)	(457.1)	173.9	(1,026.0)	(1,293.9)	267.9	(20.7)
(=) Earnings before income tax and social contribution	1,838.7	863.5	975.2	112.9	3,478.6	1,986.9	1,491.7	75.1
Income tax and social contribution	(629.8)	(298.3)	(331.5)	111.1	(1,168.1)	(659.4)	(508.7)	77.1
(=) Net income	1,208.9	565.2	643.7	113.9	2,310.5	1,327.5	983.0	74.0
Earnings per share (R$) *	1.77	0.83			3.38	1.94

(1)   Includes Regulation, Control and Inspection Fee (TRCF), totaling R$ 17.4 million in 3Q19 and R$ 15.8 million in 3Q18.

(2)   Includes TRCF transfer, totaling R$ 15.1 million in 3Q19 and R$ 13.5 million in 3Q18.

(*) Total shares = 683,509,869

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Var.
	3Q19	3Q18	R$	%	9M19	9M18	R$	%
Net income	1,208.9	565.2	643.7	113.9	2,310.5	1,327.5	983.0	74.0
Income tax and social contribution	629.8	298.3	331.5	111.1	1,168.1	659.4	508.7	77.1
Financial result	719.9	262.8	457.1	173.9	1,026.0	1,293.9	(267.9)	(20.7)
Other operating revenue (expenses), net	(13.2)	(34.2)	21.0	(61.4)	(18.3)	(62.0)	43.7	(70.5)
(=) Adjusted EBIT *	2,545.4	1,092.1	1,453.3	133.1	4,486.3	3,218.8	1,267.5	39.4
Depreciation and amortization	463.9	342.5	121.4	35.4	1,299.3	997.4	301.9	30.3
(=) Adjusted EBITDA **	3,009.3	1,434.6	1,574.7	109.8	5,785.6	4,216.2	1,569.4	37.2
(%) Adjusted EBITDA margin	55.6	37.6			43.5	37.7

* Adjusted EBIT corresponds to net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

**Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q19, net operating revenue, which considers construction revenue, totaled R$ 5,410.6 million, 42.0% up from 3Q18.

Costs and expenses, which consider construction costs, totaled R$ 2,867.6 million, 5.5% up from 3Q18.

Adjusted EBIT totaled R$ 2.545.4 million, increasing by 133.1% from the R$ 1,092.1 million recorded in 3Q18.

Adjusted EBITDA totaled R$ 3,009.3 million, increasing by 109.8% from the R$ 1,434.6 million recorded in 3Q18 (R$ 8,110.0 million in the last 12 months e and R$ 5,610.3 million in the 12-months comparative period of 2018).

The adjusted EBITDA margin reached 55.6% in 3Q19, versus 37.6% in 3Q18 (44.6% in the last 12 months and R$ 36.9% in the 12-months comparative period of 2018).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 63.5% in 3Q19, compared to 46.0% in 3Q18 (52.2% in the last 12 months and 45.3% in the 12-months comparative period of 2018).

Net income totaled R$ 1,208.9 million in 3Q19 versus a net income of R$ 565.2 million in 3Q18.

3.    Gross operating revenue

Gross operating revenue related to sanitation services, in the amount of R$ 4,984.1 million, which does not consider construction revenue, increased by R$ 1,652.5 million, or 49.6%, from the amount of R$ 3,331.6 million in 3Q18.

The main factors that led to the increase were:

•        3.5% tariff repositioning index since June 2018 and 4.7% tariff adjustment since May 2019 with approximately 4.9% impact on operating revenue;

•        2.8% increase in total billed volume, of which 2.4% came from water services and 3.4% came from sewage services, excluding the volumes of Guarulhos and Santo André;

•        Beginning of  operations in the municipality of  Guarulhos in January 2019,  generating an increase of    R$ 115.6 million in operating revenue; and

•        Agreement signed with the municipality of Santo André in July 2019, generating an increase of R$  1,275.5 million in operating revenue.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

4.   Construction revenue

Construction revenue fell by R$ 24.6 million, or 3.4% against the same period in 2018. The variation was mainly due to higher asset investments in 3Q18, mainly in São Lourenço Production System.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

5.   Billed volume

The tables below show water and sewage billed volumes, quarter-over-quarter and YTD, according to the consumer category and region. The volumes from the municipalities of Guarulhos and Santo André are highlighted separately.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	3Q19	3Q18	Var. %	3Q19	3Q18	Var. %	3Q19	3Q18	Var. %
Residential	404.5	394.6	2.5	349.0	338.4	3.1	753.5	733.0	2.8
Commercial	42.0	41.0	2.4	41.1	40.0	2.8	83.1	81.0	2.6
Industrial	7.8	7.7	1.3	9.6	9.2	4.3	17.4	16.9	3.0
Public	10.4	10.1	3.0	9.5	9.1	4.4	19.9	19.2	3.6
Total retail	464.7	453.4	2.5	409.2	396.7	3.2	873.9	850.1	2.8
Wholesale (3)	20.9	20.8	0.5	4.3	3.3	30.3	25.2	24.1	4.6
Subtotal	485.6	474.2	2.4	413.5	400.0	3.4	899.1	874.2	2.8
Guarulhos (4)	18.7	28.0	(33.2)	16.0	-	-	34.7	28.0	23.9
Santo André (4)	18.1	17.7	2.3	7.1	3.8	86.8	25.2	21.5	17.2
Total	522.4	519.9	0.5	436.6	403.8	8.1	959.0	923.7	3.8
	Water			Sewage			Water + Sewage
Category	9M19	9M18	Var. %	9M19	9M18	Var. %	9M19	9M18	Var. %
Residential	1,226.7	1,199.5	2.3	1,054.7	1,025.7	2.8	2,281.4	2,225.2	2.5
Commercial	126.7	124.8	1.5	123.6	120.5	2.6	250.3	245.3	2.0
Industrial	23.4	23.3	0.4	28.8	28.2	2.1	52.2	51.5	1.4
Public	31.3	30.3	3.3	28.5	27.2	4.8	59.8	57.5	4.0
Total retail	1,408.1	1,377.9	2.2	1,235.6	1,201.6	2.8	2,643.7	2,579.5	2.5
Wholesale (3)	61.9	60.7	2.0	12.5	9.9	26.3	74.4	70.6	5.4
Subtotal	1,470.0	1,438.6	2.2	1,248.1	1,211.5	3.0	2,718.1	2,650.1	2.6
Guarulhos (4)	53.2	82.3	(35.4)	45.9	-	-	99.1	82.3	20.4
Santo André (4)	53.9	53.0	1.7	15.8	13.4	17.9	69.7	66.4	5.0
Total	1,577.1	1,573.9	0.2	1,309.8	1,224.9	6.9	2,886.9	2,798.8	3.1
WATER AND SEWAGE BILLED VOLUME (1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	3Q19	3Q18	Var. %	3Q19	3Q18	Var. %	3Q19	3Q18	Var. %
Metropolitan	302.1	295.2	2.3	266.0	258.6	2.9	568.1	552.7	2.8
Regional (2)	162.6	158.2	2.8	143.2	138.1	3.7	305.8	296.1	3.3
Total retail	464.7	453.4	2.5	409.2	396.7	3.2	873.9	850.1	2.8
Wholesale (3)	20.9	20.8	0.5	4.3	3.3	30.3	25.2	24.1	4.6
Subtotal	485.6	474.2	2.4	413.5	400.0	3.4	899.1	874.2	2.8
Guarulhos (4)	18.7	28.0	(33.2)	16.0	-	-	34.7	28.0	23.9
Santo André (4)	18.1	17.7	2.3	7.1	3.8	86.8	25.2	21.5	17.2
Total	522.4	519.9	0.5	436.6	403.8	8.1	959.0	923.7	3.8
	Water			Sewage			Water + Sewage
Region	9M19	9M18	Var. %	9M19	9M18	Var. %	9M19	9M18	Var. %
Metropolitan	911.8	893.3	2.1	800.5	780.2	2.6	1,712.3	1,673.5	2.3
Regional (2)	496.3	484.6	2.4	435.1	421.4	3.3	931.4	906.0	2.8
Total retail	1,408.1	1,377.9	2.2	1,235.6	1,201.6	2.8	2,643.7	2,579.5	2.5
Wholesale (3)	61.9	60.7	2.0	12.5	9.9	26.3	74.4	70.6	5.4
Subtotal	1,470.0	1,438.6	2.2	1,248.1	1,211.5	3.0	2,718.1	2,650.1	2.6
Guarulhos (4)	53.2	82.3	(35.4)	45.9	-	-	99.1	82.3	20.4
Santo André (4)	53.9	53.0	1.7	15.8	13.4	17.9	69.7	66.4	5.0
Total	1,577.1	1,573.9	0.2	1,309.8	1,224.9	6.9	2,886.9	2,798.8	3.1

(1)  Unaudited

(2)   Including costal and interior regions

(3)  Wholesale includes volumes of reuse water and non-domestic sewage

(4)  Billed volume in the retail segment in 3Q19 and in the wholesale segment in 3Q18

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

6.   Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 148.4 million in 3Q19 (5.5%). Excluding construction costs, the increase was R$ 172.6 million (8.6%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenue was 53.0% in 3Q19, versus 71.4% in 3Q18. Excluding extraordinary revenues from Santo André, the percentage of net revenue would have been 69.6% in 3Q19.

R$ million

			Var.				Var.
	3Q19	3Q18	R$	%	9M19	9M18	R$	%
Salaries and payroll charges and pension plan obligations	517.0	692.2	(175.2)	(25.3)	1,969.6	2,002.3	(32.7)	(1.6)
General supplies	67.3	61.0	6.3	10.3	196.1	169.9	26.2	15.4
Treatment materials	67.4	58.1	9.3	16.0	229.8	195.5	34.3	17.5
Services	449.9	366.5	83.4	22.8	1,326.5	1,063.2	263.3	24.8
Electricity	282.5	241.5	41.0	17.0	845.0	692.1	152.9	22.1
General expenses	358.6	216.7	141.9	65.5	889.5	685.0	204.5	29.9
Tax expenses	14.9	13.5	1.4	10.4	55.6	44.1	11.5	26.1
Sub-total	1,757.6	1,649.5	108.1	6.6	5,512.1	4,852.1	660.0	13.6
Depreciation and amortization	463.9	342.5	121.4	35.4	1,299.3	997.4	301.9	30.3
Allowance for doubtful accounts	(37.6)	19.3	(56.9)	(294.8)	50.9	126.0	(75.1)	(59.6)
Sub-total	426.3	361.8	64.5	17.8	1,350.2	1,123.4	226.8	20.2
Costs, administrative and selling expenses	2,183.9	2,011.3	172.6	8.6	6,862.3	5,975.5	886.8	14.8
Construction costs	683.7	707.9	(24.2)	(3.4)	1,946.7	1,992.6	(45.9)	(2.3)
Costs, adm. & selling expenses and construction costs	2,867.6	2,719.2	148.4	5.5	8,809.0	7,968.1	840.9	10.6
% of net revenue	53.0	71.4			66.3	71.3

Salaries and payroll charges and Pension plan obligations

In 3Q19, there was a decrease of R$ 175.2 million, mainly due to:

•     Reversal of R$ 173.3 million in the provisions of the TAC - Retirees, non-recurring, referring to employees who retired after the signing of the commitment with the Public Prosecution Office of São Paulo due to full complied with the legal requirements by SABESP recognized by the Public Prosecutor; and

•     Reduction of R$ 39.1 million in healthcare expenses.

The reductions listed above were partially offset by:

•     Increase of R$ 12.0 million, mainly due to the application of 1.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2019 and the 4.99% salary adjustment in May 2019, which impacts was mitigated by the reduction of 152 employees since September 2018 (net of hiring and dismissals); and

•     Increase of R$ 11.0 million in overtime expenses.

Treatment materials

Increase of R$ 9.3 million, or 16.0%, mainly due to the increase in use of oxidizers and coagulants in the water treatment, especially in the ABV Water Treatment Station.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Services

Expenses with services totaled R$ 449.9 million increased by R$ 83.4 million, or 22.8% from the R$ 366.5 million recorded in 3Q18. The main factors for the increase were:

•     Meter reading and bill delivery expenses, in the amount of R$ 15.2 million;

•     Maintenance services in water and sewage networks and connections, in the amount of R$ 10.2 million, with R$ 4.1 million in the municipality of Guarulhos;

•     Consulting fees for improvements in IT systems, in the amount of R$ 9.6 million;

•     Paving and replacing of sidewalks, in the amount of R$ 9.5 million;

•     Treatment services for waste disposal, in the amount of R$ 7.2 million;

•     Services related to the beginning of operations in the municipality of Santo André, in August 2019, in the amount of R$ 6.7 million; and

•     Customer service expenses, in the amount of R$ 6.3 million.

Electricity

Electricity expenses totaled R$ 282.5 million in 3Q19, up by R$ 41.0 million, or 17.0% from the expenses of R$ 241.5 million recorded in 3Q18. Of total electricity expenses, ACL accounted for 37.7% (includes TUSD) and ACR for 62.3%.

These variations were mainly due to:

•     Average decrease of 4.8% in energy prices of Free Market tariffs (Ambiente de Contratação Livre – ACL), with a 9,9% increase in consumption;

•     Average increase of 33.8% in Grid Market tariffs (Uso do Sistema de Distribuição – TUSD), with a 6.1% increase in consumption; and

•     Average increase of 8.6% in the Regulated Market tariffs (Ambiente de Contratação Regulada – ACR), with a 3.2% increase in consumption.

The increase in consumption in 3Q19 was largely driven by the start of operations at the Jaguari-Atibainha Interconnection, in Guarulhos and in the São Lourenço Production System.

General expenses

Increase of R$ 141.9 million, or 65.5%, totaling R$ 358.6 million in 3Q19, versus the R$ 216.7 million recorded in 3Q18, mainly due to:

•     Higher provisioning for lawsuits in 3Q19, in the amount of R$ 81.8 million; and

•     Expenses related to the conclusion of lawsuits, due to the agreement signed with the municipality of Guarujá, in the amount of R$ 46.4 million.

Depreciation and amortization

Depreciation and amortization expenses increased by R$ 121.4 million, or 35.4%, mainly due to the start-up of intangible assets, in the amount of R$ 4.0 billion.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Allowance for doubtful accounts

Decrease of R$ 56.9 million, due to the reversal in estimated losses in the municipality of Santo André, in the amount of R$ 51.5 million due to the agreement signed.

7.  Other operating revenue (expenses), net

Other net operating revenue and expenses had a negative variation of R$ 21.0 million, due to the higher receival of resources from the River Basin Depollution Program in 3Q18, in the amount of R$ 17.2 million.

8. Financial result
				R$ million
			Var.
	3Q19	3Q18	R$	%
Financial expenses, net of income	(185.6)	(95.1)	(90.5)	95.2
Net monetary and exchange variation	(534.3)	(167.7)	(366.6)	218.6
Financial result	(719.9)	(262.8)	(457.1)	173.9
Financial expenses, net of income
				R$ million
			Var.
3Q19 3Q18			R$ %

Financial expenses

Interest and charges on domestic loans and financing	(89.9)	(84.2)	(5.7)	6.8
Interest and charges on international loans and financing	(44.0)	(45.7)	1.7	(3.7)
Other financial expenses	(125.0)	(46.3)	(78.7)	170.0
Total financial expenses	(258.9)	(176.2)	(82.7)	46.9
Financial income	73.3	81.1	(7.8)	(9.6)
Financial expenses, net of income	(185.6)	(95.1)	(90.5)	95.2

Increase of R$ 90.5 million, mainly due to the addition of R$ 78.7 million in other financial expenses arising from the increase in recognition of interest over: (i) lawsuits, in the amount of R$ 54.9 million; and (ii) the São Lourenço Production System, in the amount of R$ 17.5 million.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Monetary and exchange variation, net

R$ million

Var.
3Q19 3Q18	R$ %

Monetary and exchange rate variation on liabilities

Monetary variation on loans and financing	(4.3)	(21.3)	17.0	(79.8)
Currency exchange variation on loans and financing	(522.1)	(190.8)	(331.3)	173.6
Other monetary variations	(29.3)	2.3	(31.6)	(1.373.9)
Total monetary and exchange rate variation on liabilities	(555.7)	(209.8)	(345.9)	164.9
Monetary/exchange rate variation on assets	21.4	42.1	(20.7)	(49.2)
Monetary/exchange rate variation, net	(534.3)	(167.7)	(366.6)	218.6

The effect of net monetary and exchange variation in 3Q19 totaled R$ 366.6 million, higher than recorded in 3Q18, highlighting:

•     Increase of R$ 331.3 million in exchange variations on loans and financing, as a result of  the appreciation of the US Dollar and Japanese Yen against the Brazilian Real in 3Q19 (8.7% and 8.4%, respectively), when compared to the amounts recorded in 3Q18 (3.8% and 1.3%, respectively); and

•     Increase of R$ 31.6 million in other monetary variations, as a result of: (i) monetary variations on the liabilities of the São Lourenço Production System, in the amount of R$ 17.6 million; and (ii) higher monetary variations on lawsuits, in the amount of R$ 10.0 million.

9.   Income tax and social contribution

Increase of R$ 331.5 million, due to higher taxable income in 3Q19, mainly impacted by the increase in operating revenue resulting from the agreement with the municipality of Santo André, the reversal of provisions for the TAC – Retirees, offset by and the increase in expenses for exchange variations.

10.   Indicators

Operating

The significant increase in the number of water and sewage connections and the population served is due to the entry of the municipalities of Guarulhos and Santo André. If we exclude these two municipalities, the number of water connections would have been 9.2 million and the number of sewage connections would have been 7.7 million. The population served with water supply and sewage collection would be 25.1 million and 21.9 million, respectively.

With regard to water loss indicators, the Micromeasured Water Loss Index (IPM ) of 29.4% in 3Q19, 19.6% (or 66% of the total) is related to Real Losses (Physical) and 9.8% (or 34% of the total) to Apparent Losses (non- Physical). On the other hand, the Water Loss per Connection Index (IPDt) of the total of 288 liters/connection x day, 192 represents the Real Loss (Physical) and 96 represents Apparent Losses (non-Physical). It should be noted that the Apparent Loss, in both indicators, represents water consumed but not measured by the Company.

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Comments on the Company’s Performance

Operating indicators (*)	3TQ9	3Q18%
Water connections (1)	9,881	9,010	9.7
Sewage connections (1)	8,277	7,449	11.1
Population directly served - water (2)	27.0	25.0	8.0
Population directly served - sewage (2)	23.7	21.7	9.2
Number of employees	14,018	14,170	(1.1)
Water volume produced in the quarter (3)	710	693	2.5
Water volume produced in 9M (3)	2,140	2,087	2.6
IPM – Micromeasured water loss (%) (4)	29.4	30.0	(2.0)
IPDt (liters/connection x day) (4)	288.0	292.0	(1.4)

(1)                Total connections, active and inactive, in thousand units at the end of the period.

(2)                In million inhabitants, at the end of the period. Does not include wholesale.

(3)                In millions of cubic meters.

(4)                Does not include Guarulhos and Santo Andre.

(*)           Unaudited

Economic

Economic Variables at the close of the Period (*)	3Q19	3Q18

Amplified Consumer Price Index (1)	0.26	0.72
National Consumer Price Index (1)	0.17	0.55
Consumer Price Index (1)	0.47	1.03
Referential Rate (1)	0.0000	0.0000
Interbank Deposit Certificate (2)	5.40	6.39
US DOLLAR (3)	4.1644	4.0039
YEN (3)	0.03852	0.03528

(1)                Accrued in the quarter (%)

(2)                Annual average (9 months)

(3)                Ptax sale rate on the last day of the quarter

(*)           Unaudited

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Comments on the Company’s Performance

11.   Loans and financing

In 3Q19, 49.2% of the Company's total debt is exposed to the exchange rate variation of the Brazilian Real against the US dollar and Japanese Yen, due to outstanding loans with multilateral banks (IDB and IBRD) and official banks (JICA) that offer debt instruments with longer terms and lower costs, in addition to other funding instruments used in the capital and credit markets.

Considering the current international and national macroeconomic conditions and their impact on interest and exchange rates and, in particular, the significant reduction in the differential between internal and external interest rates, the company should, whenever possible, contemplate actions to capture opportunities that will result in a decrease in its foreign exchange exposure.

In the case of debts with multilateral and official banks, some of our current contracts already have currency exchange clauses and some may be amended to include this option. In these cases, there will be no need for the use of market currency hedging instruments for the execution of any debt currency exchange.

For other debts of the Company in foreign markets, whether of private credit or public financing that do not have currency exchange clauses, the Company may resort to market currency hedging instruments to reduce its currency exposure.

The Company will continue to prioritize access to increasingly diversified credit sources, both internal and external, to support its investments, its cash and refinancing needs and, in this sense, will always evaluate the opportunity to carry out currency hedging operations based on conditions and costs offered by the market.

DEBT PROFILE
	2019	2020	2021	2022	2023	2024	2025 onwards	TOTAL	% of total
LOCAL CURRENCY
Brazilian Federal Savings Bank	19,951	82,109	86,456	91,140	83,868	82,499	956,775	1,402,798	10.26
Debentures	60,583	599,549	483,466	562,530	365,539	699,470	920,604	3,691,741	27.01
BNDES	34,164	118,349	117,896	117,896	112,194	106,713	491,766	1,098,978	8.04
Leasing	108,290	27,241	29,093	31,063	34,388	36,765	299,947	566,787	4.15
Leasing (IFRS 16)	12,580	47,729	21,922	648	59	‐	‐	82,938	0.61
Others	346	1,526	1,627	1,627	1,607	1,384	1,268	9,385	0.07
Interest and other charges	51,164	34,227						85,391	0.62
Total Local Currency	287,078	910,730	740,460	804,904	597,655	926,831	2,670,360	6,938,018	50.76
FOREIGN CURRENCY
IADB	‐	175,691	175,691	175,691	175,691	175,691	1,489,304	2,367,759	17.32
IBRD	‐	25,318	25,318	25,318	25,318	25,318	240,627	367,217	2.69
Deutsche Bank 350	156,043	‐	‐	‐	‐		‐	156,043	1.14
Eurobonds	‐	1,456,510	‐	‐	‐		‐	1,456,510	10.66
JICA	6,451	165,648	167,140	159,282	159,282	159,282	1,347,973	2,165,058	15.84
BID 1983AB	‐	73,281	32,034	32,034	30,695	‐	‐	168,044	1.23
Interest and other charges	38,887	9,447						48,334	0.35
Total in Foreign Currency	201,381	1,905,895	400,183	392,325	390,986	360,291	3,077,904	6,728,965	49.24
Total	488,459	2,816,625	1,140,643	1,197,229	988,641	1,287,122	5,748,264	13,666,983	100.00

12.   Capex

In 3Q19, the Company invested R$ 2.2 billion, totaling R$ 3.7 billion year to date, of this total, R$ 1.9 billion refers to investments that did not affect cash. The significant increase in the quarter is due to the start of operations in the municipality of Santo André since it was constituted an intangible by the right to directly provide water supply and sewage services in the municipality.

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Notes to the Interim Financial Information

1                 Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of September 30, 2019, the Company operated water and sewage services in 372 municipalities of the State of São Paulo. Most of these municipalities’ operations are based on 30-year concession, program and services contracts; of the 372 municipalities served, 319 have already signed contracts until September 30, 2019.

As of September 30, 2019, 25 concession agreements had expired and are being negotiated. From October 1, 2019 to 2030, 28 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. The table below shows a summary of the contractual situation:

	September 30, 2019	December 31, 2018	September 30, 2018

Total municipalities that have already signed contracts	319	307	298

Municipalities with contracts under negotiation (expired):	25	35	42
Balance – intangible and contract assets	R$ 1,627,293	R$ 4,485,203	R$ 4,827,224
Percentage of intangible and contract assets	4.16%	12.32%	13.90%
Gross revenue	R$ 434,415	R$ 1,035,906	R$ 918,677
Percentage of gross revenue	3.08%	6.07%	7.72%

Municipalities with concession agreements due by 2030:	28	31	31
Balance – intangible and contract assets	R$ 1,229,772	R$ 1,917,142	R$ 1,935,382
Percentage of intangible and contract assets	3.15%	5.26%	5.57%
Gross revenue	R$ 505,974	R$ 1,076,255	R$ 787,275
Percentage of gross revenue	3.59%	6.31%	6.62%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.68%	46.97%	48.24%
Percentage of gross revenue	43.56%	51.52%	54.86%

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Notes to the Interim Financial Information

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it.

As of September 30, 2019, three municipalities were operated by public deed. The gross revenue of the three municipalities still operated by public deed in the nine-month period ended September 30, 2019 totaled
R$ 66,128 (R$ 59,714 in the nine-month period ended September 30, 2018) and the intangible asset and contract asset for those municipalities as of September 30, 2019 totaled R$ 350,234 (R$ 289,922 as of December 31, 2018).

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise the scheduled investments.

The financial statements were approved by the Board of Directors on November 14, 2019.

2                Basis of preparation and presentation of the interim financial information

Presentation of the interim financial information

The interim financial information as of September 30, 2019, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR, and are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for September 30, 2019, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2018, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

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Notes to the Interim Financial Information

i.          Summary of significant accounting policies (Note 3);

ii.        Changes in accounting practices and disclosures (Note 4);

iii.       Risk management – financial instruments (Note 5.4);

iv.       Key accounting estimates and judgments (Note 6);

v.         Related-party balances and transactions (Note 10);

vi.       Investments (Note 12);

vii.      Contract asset (Note 14)

viii.    Intangible assets (Note 15);

ix.       Borrowings and financing (Note 17);

x.         Deferred taxes and contributions (Note 19);

xi.       Provisions (Note 20);

xii.      Employees benefits (Note 21);

xiii.    Equity (Note 24);

xiv.     Insurance (Note 27);

xv.      Financial income (expenses) (Note 30).

All material information related to the interim information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

3                Summary of significant accounting policies

Except for the amendments introduced by CPC 06 (R2) / IFRS 16 (Leases) in accordance with the accounting policy described below, the other policies used in the preparation of the interim financial information for the quarter ended September 30, 2019 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2018.

Leases

CPC 06 (R2) / IFRS 16 – Leases, replaced CPC 06 (R1) / IAS 17 – Leases. The standard established the principles for the recognition, measurement, presentation and disclosure of lease operations, and requires lessees to account for leases based on a single model, similar to the accounting for finance leases, as per CPC 06 (R1), i.e. recognition of a Right-of-Use Asset (“Lease Asset”) that is equal to a Lease Liability, other than short-term leases (leases of 12 months or less) and assets of low value (amounts below US$ 5).

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Notes to the Interim Financial Information

Transition to CPC 06 (R2) - Leases

The new standard replaces CPC 06 (R1) / IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements were impacted as follows:

a)   recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b)   recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c)   separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP applied the requirements of CPC 06 (R2)/IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. CPC 06 (R2) / IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with CPC 06 (R2) / IFRS 16. This analysis identified mainly impacts related to vehicles and properties leased from third parties, corresponding to nearly 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below RS$ 19) will remain on a linear basis, as permitted by CPC 06 (R2) / IFRS 16.

On January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average statutory rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average statutory rate per maturity term of each borrowing contract.

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Notes to the Interim Financial Information

The Company decided to use the practical expedient of using an average statutory discount rate based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain the Company’s interests, i.e. when it is reasonable sure that the option will be exercised.

The Company applied the practical expedient relating to the definition of leases during the transition period. This means that it applied CPC 06 (R2) / IFRS 16 to all agreements signed before January 1, 2019, identified as leases in accordance with IAS 17 and IFRIC 4.

After carrying out analysis, the Company concluded that on January 1, 2019, 70 contracts fell under the scope of CPC 06 (R2) / IFRS 16. The adoption of this standard increased assets, due to the recognition of the right of use of leased assets, and liabilities, as shown below:

Impact from first-time adoption of the standard
Group	Future payments of fixed leases	Impact of the discount rate	Right of use of leased assets	Lease liabilities
Vehicles	63,795	(9,313)	54,482	54,482
Properties	7,525	(1,333)	6,192	6,192
Equipment	741	(100)	641	641
Other	4,243	(603)	3,640	3,640
Total	76,304	(11,349)	64,955	64,955

4                Risk management

4.1 Financial risk management

       Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

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Notes to the Interim Financial Information

(a)              Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of
R$ 6,750,493 as of September 30, 2019 (R$ 6,694,912 as of December 31, 2018). The exposure to exchange risk is as follows:

	September 30, 2019		December 31, 2018
	Foreign currency	R$	Foreign currency	R$
Borrowings and financing – US$	1,088,756	4,534,015	1,191,152	4,615,476
Borrowings and financing – Yen	56,286,194	2,168,144	57,463,173	2,026,726
Interest and charges from borrowings and financing – US$		43,952		40,193
Interest and charges from borrowings and financing – Yen		4,382		12,517
Total exposure		6,750,493		6,694,912
Borrowing cost – US$		(18,442)		(22,390)
Borrowing cost – Yen		(3,086)		(3,113)
Total foreign-denominated borrowings (Note 16)		6,728,965		6,669,409

The Brazilian real decreased 7.5% against the US dollar, from R$ 3.8748 as of December 31, 2018 to R$ 4.1644 as of September 30, 2019, increasing the US dollar-pegged debt by R$ 323,979. In the same period, the Brazilian real decreased 9.2% against the Yen, from R$ 0.03527 as of December 31, 2018 to R$ 0.03852 as of September 30, 2019, increasing the Yen-pegged debt by R$ 184,662. On the other hand, foreign currency-denominated debt decreased mainly due to the amortizations in the period, totaling  R$ 554,050 (US$ 102,395 thousand and ¥ 4,170,853 thousand), which was offset by borrowings, in the amount of R$ 105,371.

As of September 30, 2019, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the nine-month period ended September 30, 2019 would have been R$ 675,049 (R$ 696,150 for the nine-month period ended September 30, 2018), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

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Notes to the Interim Financial Information

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of September 30, 2019 (Liabilities) in US$	1,088,756	1,088,756	1,088,756
US$ rate as of September 30, 2019	4.1644	4.1644	4.1644
Exchange rate estimated according to the scenario	3.9100	4.8875	5.8650
Differences between the rates	0.2544	(0.7231)	(1.7006)
Effect on net financial result in R$ - gain/(loss)	276,980	(787,279)	(1,851,538)
Net currency exposure as of September 30, 2019 (Liabilities) in Yen	56,286,194	56,286,194	56,286,194
Yen rate as of September 30, 2019	0.03852	0.03852	0.03852
Exchange rate estimated according to the scenario	0.03918	0.04897	0.05877
Differences between the rates	(0.00066)	(0.01045)	(0.02025)
Effect on net financial result R$ - (loss)	(37,149)	(588,191)	(1,139,795)
Total effect on net financial result in R$ - gain/(loss)	239,831	(1,375,470)	(2,991,333)

(*) For the probable scenario in US dollar, the exchange rate estimated for September 30, 2019 was used, pursuant to the Focus Report-BACEN of September 30, 2019, while for the Yen, the average exchange rate was considered for the 12-month period after September 30, 2019, according to B3’s Reference Rates report of September 30, 2019.

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Notes to the Interim Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rate:

	September 30, 2019	December 31, 2018
CDI (i)	1,866,755	1,250,000
TR (ii)	1,664,186	1,637,290
IPCA (iii)	1,388,140	1,614,595
TJLP (iv)	1,300,309	1,322,854
LIBOR (v)	3,076,477	3,259,295
Interest and other charges	98,383	134,725
Total	9,394,250	9,218,759

(i)     CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)    TR – Interest Benchmark Rate

(iii)  IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)   TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)    LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of September 30, 2019, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2019 would have been R$ 93,943 (R$ 97,699 for the nine-month period ended September 30, 2018), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of September 30, 2019 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	September 30, 2019	December 31, 2018
Cash at bank and short-term bank deposits
AA(bra)	2,565,658	2,966,080
AAA(bra)	47,114	45,430
Other (*)	20,634	17,681
Total	2,633,406	3,029,191

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of September 30, 2019, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

(c)             Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base date of September 30, 2019.

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Notes to the Interim Financial Information

	October to December 2019	2020	2021	2022	2023	2024 onwards	Total
September 30, 2019

Liabilities
Borrowings and financing	508,060	3,350,389	1,523,426	1,535,383	1,255,907	8,153,527	16,326,692
Accounts payable to suppliers and contractors	325,896	-	-	-	-	-	325,896
Services payable	480,730	-	-	-	-	-	480,730
Public-Private Partnership (PPP)	95,349	381,393	381,393	381,393	381,393	4,953,584	6,574,505
Program contract commitments	173,088	119,921	46,558	31,808	31,808	14,728	417,911

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d)     Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/08 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2019, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

September 30, 2019
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,500,660	5.0000%(*)	3.7500%	2.5000%
Financial income		125,033	93,775	62,517

Liabilities
CDI	(1,866,755)	5.0000%(*)	3.7500%	2.5000%
Interest to be incurred		(93,338)	(70,003)	(46,669)

CDI net exposure	633,905	31,695	23,772	15,848

Liabilities
TR	(1,664,186)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,388,140)	3.7900%(*)	4.7375%	5.6850%
Expenses to be incurred		(52,611)	(65,763)	(78,916)

TJLP	(1,300,309)	5.9500%(*)	7.4375%	8.9250%
Interest to be incurred		(77,368)	(96,710)	(116,053)

LIBOR	(3,076,477)	1.8417%(**)	2.3022%	2.7626%
Interest to be incurred		(56,659)	(70,827)	(84,991)

Total net expenses to be incurred		(154,945)	(209,530)	(264,115)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, September 30, 2019) and long-term interest rate as at September 30, 2019 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3 (previously BM&FBovespa).

(i)    Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2019 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Interim Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	September 30, 2019	December 31, 2018

Total borrowings and financing (Note 16)	13,666,983	13,152,796
(-) Cash and cash equivalents (Note 6)	(2,633,406)	(3,029,191)

Net debt	11,033,577	10,123,605
Total equity	21,801,883	19,551,688

Total capital (shareholders plus creditor’s equity)	32,835,460	29,675,293

Leverage ratio	34%	34%

As of September 30, 2019, the leverage ratio remained flat from December 31, 2018; however, equity increased due to the profit calculated in the nine-month period ended September  30,  2019,  which was offset by the increase of net debt, generated by the increase of borrowings and financing balance due to new debenture funding and the impact of foreign exchange changes.

4.3  Fair value estimate

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial instruments

As of September 30, 2019 and December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

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Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows:

Financial assets

	September 30, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,633,406	2,633,406	3,029,191	3,029,191
Restricted cash	22,477	22,477	31,900	31,900
Trade receivables	2,227,326	2,227,326	2,052,416	2,052,416
Water National Agency (ANA)	37,317	37,317	49,136	49,136
Other receivables	186,551	186,551	180,681	180,681

The carrying amount of the related parties, totaling R$ 821,124 as of September 30, 2019 (R$ 843,250 as of December 31, 2018), which were calculated in accordance with the conditions negotiated between the parties. The conditions and additional information related to these financial instruments are disclosed in Note 9 to these financial statements. Part of this balance, totaling R$ 719,391 (R$ 737,503 as of December 31, 2018), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. This interest rate approximates that of National Treasury Notes (NTN-b) with a term similar to the terms of related-party transactions.

Financial liabilities

	September 30, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,666,983	14,217,343	13,152,796	13,116,684
Accounts payable to suppliers and contractors	325,896	325,896	465,993	465,993
Services payable	480,730	480,730	454,022	454,022
Program contract commitments	389,175	389,175	373,009	373,009
Public-Private Partnership (PPP)	3,320,229	3,320,229	3,413,124	3,413,124

The criteria adopted to obtain the fair values of borrowings and financing in preparing the interim financial information as of September 30, 2019 are consistent with those adopted in preparing the Annual Financial Statements for the fiscal year ended December 31, 2018.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5                Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession agreements and program contracts, (iii) pension plan obligations, (iv) deferred income tax and social contribution and (v) provisions.

6             Cash and cash equivalents

	September 30, 2019	December 31, 2018

Cash and banks	132,746	151,558
Cash equivalents	2,500,660	2,877,633
Total	2,633,406	3,029,191

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2019, the average yield of financial investments corresponds to 98.91% of CDI (98.28% as of December 31, 2o18).

7            Restricted cash

	September 30, 2019	December 31, 2018
Current
Agreement with the São Paulo municipal government (i)	14,468	19,977
Brazilian Federal Savings Bank – escrow deposits (ii)	1,366	5,880
Other	6,643	6,043
Total	22,477	31,900

(i)     Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8             Trade receivables

(a)         Statement of financial position details

	September 30, 2019	December 31, 2018
Private sector:
General and special customers (i) (ii)	1,482,914	1,372,667
Agreements (iii)	377,124	347,679

	1,860,038	1,720,346
Government entities:
Municipal	475,160	575,733
Federal	3,939	3,876
Agreements (iii)	277,954	274,906

	757,053	854,515
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,339	3,056
São Caetano do Sul	3,390	2,869

Total wholesale customers – Municipal governments	6,729	5,925

Unbilled supply	632,760	571,072

Subtotal	3,256,580	3,151,858
Allowance for doubtful accounts	(1,029,254)	(1,099,442)

Total	2,227,326	2,052,416

Current	2,008,771	1,843,333
Noncurrent	218,555	209,083

Total	2,227,326	2,052,416

(i)    General customers - residential and small- and mid-sized companies;

(ii)   Special customers - large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and

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Notes to the Interim Financial Information

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. The balance presented does not include some of these municipalities, as they are questioning in court the tariffs charged. Therefore, SABESP did not record revenues and receivables due to low expectation of realization, in accordance with IFRS 15 and IFRS 9, as the Company does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities. Accordingly, the Company did not recognize revenues from the municipality of Mauá in the amount of
R$ 57,089 from January to September 2019, and R$ 287,251 from the municipalities of Santo André, Mauá and Guarulhos from January to September 2018.

The historical value of unrecognized receivables from these municipalities is as follows:

	September 30	December 31
	2019	2018
Wholesale customers – Municipal governments:
Mauá	657,428	601,910
Santo André (*)	-	1,164,399
Total	657,428	1,766,309

(*) Agreement with the municipality of Santo André

On July 31, 2019, the Company entered into a debt payment and receipt Agreement with the Municipality of Santo André (“Santo André”) and the Santo André Municipal Water and Sanitation Service (SEMASA),  aiming to settle SEMASA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, the Municipality of Santo André and SABESP signed the Public Service Provision Agreement of Water Supply and Sewage Services in the Municipality of Santo André, through which the São Paulo State and the Municipality of Santo André granted SABESP the right to provide services for a period of 40 years.

Due to the signature of the service agreement, the amount due by SEMASA, of
R$ 1,336,908, was given as payment for the transfer of sanitation services for a 40-year period,  incorporated  into intangible asset.

Due to the service transfer, the Company paid R$ 70,000 to settle administrative costs and terminate the services provided by SAAE. Additionally, R$ 90,000 will be transferred in two annual installments, the first of which due 30 days after the signature of the agreement, and the second by February 28, 2020; these amounts shall be allocated to sanitation initiatives. The total amount of  R$ 160,000 was recorded in intangible assets against current liabilities.

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Notes to the Interim Financial Information

From the first quarter of 2021,  four percent (4%)  of gross revenue received in the municipality by SABESP,  net of Cofins/Pasep,  ARSESP’s Regulation,  Control and Oversight Fee (TRCF) and other business charges  levied on revenue, will be allocated to environmental sanitation, housing, drainage and other urban infrastructure services in the Municipality.

Credits in court, in the form of registered warrants, will be held as collateral of compliance with the Adjustment Instrument. The payment of the registered warrants will be suspended during the period in which the Agreement remains in effect.

The collateral amount will be progressively reduced according to the following rules:

•        Until the seventh (7th) anniversary of the signature date of the Agreement, Credits 1 and 2 will be reduced by an amount equivalent to one eighty-fourth (1/84) per full month, releasing the collateralized amount related to Credit 1 followed by the amount related to Credit 2;

•        After the seventh (7th) anniversary and up to the twelfth (12th) anniversary of the Agreement’s signature date, Credits 3 and 4 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 3 followed by the amount related to Credit 4;

•        After the twelfth (12th) anniversary and up to the twenty-seventh (27th) anniversary of the Agreement’s signature date, Credit 5 will be reduced by an amount equivalent to one-one hundred and eightieth (1/180) per full month;

•        After the twenty-seventh (27th) anniversary and up to the thirty-fifth (35th) anniversary of the Agreement’s signature date, Credits 6 and 7 will be reduced by an amount equivalent to one ninety-sixth (1/96) per full month, releasing the collateralized amount related to Credit 6 followed by the amount related to Credit 7;

•        After the thirty-fifth (35th) anniversary and up to the fortieth (40th) anniversary of the Agreement’s signature date, Credits 8 and 9 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 8 followed by the amount related to Credit 9.

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Notes to the Interim Financial Information

(b)        The aging of trade receivables is as follows

	September 30, 2019	December 31, 2018

Current	1,680,251	1,449,927
Past-due:
Up to 30 days	296,887	330,310
From 31 and 60 days	145,963	145,153
From 61 and 90 days	74,488	83,679
From 91 and 120 days	56,742	54,486
From 121 and 180 days	89,492	89,740
From 181 and 360 days	41,907	44,856
Over 360 days	870,850	953,707

Total past-due	1,576,329	1,701,931

Total	3,256,580	3,151,858

The increase in the past-due balance was mainly due to higher default of private sector.

(c)        Allowance for doubtful accounts

	January to September 2019	January to September 2018

Balance at the beginning of the period	1,099,442	3,650,198
Private sector/government entities	(26,343)	35,804
Recoveries	(43,845)	(76,872)
Wholesale customers	-	316,709

Net additions/(recoveries) in the period	(70,188)	275,641

Balance at the end of the period	1,029,254	3,925,839

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Notes to the Interim Financial Information

Reconciliation of estimated losses on	July to September	January to September	July to September	January to September
income	2019	2019	2018	2018
Write-offs	(34,422)	(118,550)	(57,070)	(138,575)
(Losses)/reversal with state entities – related
parties	(387)	(2,536)	(155)	960
(Losses)/reversal with private sector/government entities	60,331	26,343	(16,211)	(35,804)
(Losses)/reversal with wholesale customers	-	-	-	(29,458)
Recoveries	12,155	43,845	54,129	76,872
Amount recorded as selling expense	37,677	(50,898)	(19,307)	(126,005)

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9                Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related to it.

(a)        Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	September 30, 2019	December 31, 2018
Accounts receivable
Current:
Sanitation services	125,596	122,522
Allowance for losses	(36,356)	(33,820)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	7,977	22,926
- GESP Agreement – 2015	66,769	62,520

Total current	163,986	174,148

Noncurrent:
Agreement for the installment payment of sanitation services	12,493	17,045
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	644,645	652,057

Total noncurrent	657,138	669,102

Total receivables from shareholders	821,124	843,250

Assets:
Sanitation services	101,733	105,747
Reimbursement of additional retirement and pension benefits paid (G0)	719,391	737,503

Total	821,124	843,250

Liabilities:
Interest on equity payable to related parties	-	338,407
Other (g)	352	8,694

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Notes to the Interim Financial Information

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Revenue from sanitation services	137,063	406,495	119,386	366,608
Payments from related parties	(133,021)	(399,194)	(127,638)	(384,902)

Receipt of GESP reimbursement referring to Law 4,819/58	(51,070)	(128,433)	(36,948)	(136,714)

(b)             São Paulo State Government - GESP

(i)     Disputed amounts

As of September 30, 2019 and December 31, 2018, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/58), totaled R$ 1,168,657 and
R$ 1,107,104, respectively. The Company created allowances for doubtful accounts for such amounts.

(ii)        Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of September 30, 2019 and December 31, 2018, the amounts corresponding to the actuarial liability totaled R$ 2,649,243 and R$ 2,606,107, respectively. For more information on additional retirement and pension benefits, see Note 20 (b) (iii).

(c)        Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies and SABESP will continue using the reservoirs.

As of September 30, 2019, the balance of the agreement totaled R$ 16,701 and R$ 90,713 (R$ 16,055 and R$ 90,518 on December 31, 2018), recorded under Other Liabilities, in current and noncurrent liabilities, respectively.

(d)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

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Notes to the Interim Financial Information

(e)        Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(f)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From July to September 2019 and 2018, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 1,008 and R$ 1,868, respectively, and, from January to September 2019 and 2018, they amounted to R$ 3,982 and R$ 6,396, respectively.

From July to September 2018, expenses related to personnel assigned by other entities to the Company totaled R$ 53. No expenses were recorded in the same period in 2019. From January to September 2019 and 2018, the expenses amounted to R$ 139 and R$ 53, respectively.

(g)        Services obtained from state government entities

As of September 30,  2019  and December 31, 2018, SABESP had outstanding amounts payable of R$ 352 and R$ 8,694, respectively, for services rendered by São Paulo State Government entities.

(h)       Non-operating assets

As of September 30, 2019, the Company had an amount of R$ 3,613 related to plots of land and lent structures (R$ 969 as of December 31, 2018).

(i)         Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of September 30, 2019 amounted to R$ 366,210 (R$ 363,902 as of December 31, 2018), according to Note 20 (b) (i).

(j)         Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 1,587 from July to September 2019 (R$ 1,080 from July to September 2018). From January to September 2019, these expenses totaled R$ 3,762 (R$ 3,014 from January to September 2018). An additional amount of R$ 360, related to the bonus program, was recorded from July to September 2019 (R$ 192 from July to September 2018). From January to September 2019, the bonus totaled R$ 1,080 (R$ 536 from January to September 2018).

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

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Notes to the Interim Financial Information

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operation of this company, until the borrowings and financing requested with financial institutions is granted.

SPE	Principal	Interest	Total	Interest rate	Maturity

Aquapolo Ambiental	19,000	15,724	34,724	CDI + 1.2% p.a.	(i)

(i)     The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of September 30, 2019, the balance of principal and interest of this agreement was R$ 34,724, recorded in noncurrent assets, under “Other Accounts Receivables” (R$ 32,857 as of December 31, 2018). From January to September 2019, the financial income recognized was R$ 1,867 (R$ 2,227 from January to September 2018).

(l)         “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until September 30, 2019, the program total amount was R$ 107,454 (R$ 100,928 as of December 31, 2018); as of September 30, 2019 and December 31, 2018, there was no balance receivable from related parties. As of September 30, 2019, R$ 55,280 (R$ 49,919 as of December 31, 2018) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP from the beginning of the program until September 30, 2019 (R$ 51,009 as of December 31, 2018).

10             Water National Agency (ANA)

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program ".

This program does not finance works or equipment, but remunerates based on results achieved, i.e. by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds’ earnings. As of September 30, 2019, the balances of assets and liabilities totaled R$ 37,317 (R$ 49,136 as of December 31, 2018), and the liability is recorded in "other liabilities" under noncurrent liabilities.

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Notes to the Interim Financial Information

11              Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

As of September 30,  2019,  BRK  Operações  Industriais  S/A  sold all of its interest, corresponding to 51%, in Aquapolo Ambiental S/A to GS Inima.

The Company holds interest valued by the equity accounting.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Capital increase	Dividends distributed	Profit (loss) for the period
	September 30, 2019	December 31, 2018	January to September 2019	January to September 2019	January to September 2019	(*)	January to September 2018

Sesamm	45,759	43,547	-	(502)	4,781	(2,067)	4,600
Águas de Andradina	27,209	24,832	-	(623)	2,799	201	2,011
Águas de Castilho	7,025	6,084	-	(280)	1,102	119	916
Saneaqua Mairinque	5,697	5,720	-	(11)	(8)	(4)	(473)
Attend Ambiental	25,415	1,426	24,277	-	148	(436)	(3,844)
Aquapolo Ambiental	43,072	30,170	-	-	12,902	-	7,251
Paulista Geradora de Energia	7,244	7,625	-	-	(381)	-	(76)

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	Investments		Capital increase	Dividends distributed	Equity result			Interest percentage
	September 30, 2019	December 31, 2018	January to September 2019	January to September 2019	January to September 2019	(*)	January to September 2018	September 30, 2019	December 31, 2018

Sesamm	16,473	15,677	-	(181)	1,721	(744)	1,656	36%	36%
Águas de Andradina	8,163	7,450	-	(187)	840	60	603	30%	30%
Águas de Castilho	2,108	1,826	-	(84)	330	36	275	30%	30%
Saneaqua Mairinque	1,709	1,716	-	(3)	(2)	(2)	(142)	30%	30%
Attend Ambiental	11,437	642	10,925	-	66	(196)	(1,730)	45%	45%
Aquapolo Ambiental	21,105	14,783	-	-	6,322	-	3,553	49%	49%
Paulista Geradora de Energia	1,811	1,905	-	-	(94)	-	(19)	25%	25%
Total	62,806	43,999	10,925	(455)	9,183	(846)	4,196
Other investments	365	588
Total	63,171	44,587

 (*)  Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2018 were issued after disclosure of the Company’s financial statements.

12          Investment properties

	December 31, 2018	Transfer	Depreciation	September 30, 2019

Investment properties	47,620	(9)	(37)	47,574

	December 31, 2017	Expropriation	Depreciation	September 30, 2018

Investment properties	57,652	(9,983)	(37)	47,632

As of September 30, and December 31,   2018,   the market value of these properties was approximately R$ 386,000.

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Notes to the Interim Financial Information

13          Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

As of September 30, 2019, the amount recorded as contract asset was R$ 7,579 million, and the largest works are located in the municipalities of São Paulo, São Bernardo do Campo and Franca, in the amounts of R$ 3,631 million, R$ 306 million and R$ 299 million, respectively. Additionally, R$ 2,067 million was transferred to intangible assets; the most significant work is the expansion of the Barueri Sewage Treatment Station, while the largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,356 million, R$ 127 million and R$ 53 million, respectively.

	December 31, 2018	Additions	Transfers	Transfer of works to intangible assets	September 30, 2019

Total contract asset	7,407,948	2,228,063	10,508	(2,067,034)	7,579,485

	January 1, 2018	Additions	Transfer of works to intangible assets	September 30, 2018

Total contract asset	10,387,715	2,215,276	(4,229,758)	8,373,233

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

14          Intangible assets

(a)        Statement of financial position details

	September 30, 2019			December 31, 2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	2,058,215	(574,296)	1,483,919	5,465,206	(1,391,862)	4,073,344
Concession agreements – economic value	1,352,937	(628,063)	724,874	1,948,255	(716,246)	1,232,009
Program contracts	18,854,026	(5,399,067)	13,454,959	12,710,937	(3,933,008)	8,777,929
Program contracts – commitments	1,611,434	(273,965)	1,337,469	1,320,106	(240,555)	1,079,551
Service contracts – São Paulo	18,567,169	(4,611,238)	13,955,931	17,474,797	(4,083,345)	13,391,452
Software license of use	820,639	(341,002)	479,637	748,962	(290,787)	458,175
Right of use	110,482	(30,379)	80,103	-	-	-
Total	43,374,902	(11,858,010)	31,516,892	39,668,263	(10,655,803)	29,012,460

(b)        Changes

	December 31, 2018	First-time adoption of IFRS 16	Addition	Contract renewal	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2019
Intangible right arising from:
Concession agreements – equity value	4,073,344	-	1	(2,645,084)	(4,345)	53,390	80,155	(53)	(73,489)	1,483,919
Concession agreements –economic value	1,232,009	-	1	(507,018)	-	59,461	381	(18)	(59,942)	724,874
Program contracts	8,777,929	-	1,337,443	3,152,102	-	493,892	136,962	(3,685)	(439,684)	13,454,959
Program contracts – commitments	1,079,551	-	291,327	-	-	-	-	-	(33,409)	1,337,469
Service contracts – São Paulo	13,391,452	-	3,064	-	-	1,387,998	(229,311)	(10,605)	(586,667)	13,955,931
Software license of use	458,175	-	-	-	-	72,293	(616)	-	(50,215)	479,637
Right of use	-	64,955	45,527	-	-	-	-	-	(30,379)	80,103
Total	29,012,460	64,955	1,677,363	-	(4,345)	2,067,034	(12,429)	(14,361)	(1,273,785)	31,516,892

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2017	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2018
Intangible right arising from:
Concession agreements – equity value	5,741,791	16	(1,824,197)	554,841	18,751	(1,954)	(108,747)	4,380,501
Concession agreements – economic value	1,200,576	73	-	131,107	(45,149)	(8)	(74,090)	1,212,509
Program contracts	5,574,602	76	1,824,197	37,679	6,667	(3,758)	(270,374)	7,169,089
Program contracts – commitments	910,375	28,645	-	-	-	-	(28,252)	910,768
Service contracts – São Paulo	9,183,482	1,929	-	3,468,973	20,018	(11,089)	(432,384)	12,230,929
Software license of use	467,591	4,137	-	37,158	686	-	(53,147)	456,425
Total	23,078,417	34,876	-	4,229,758	973	(16,809)	(966,994)	26,360,221

In the first half of 2019, the Company renewed the program contract with the municipalities of Espírito Santo do  Turvo,  Guarujá,  Oriente,  São  Bernardo  do  Campo   and  São  Sebastião.  In the third quarter of 2019 , the Company began operating in the municipality of Santo  André  and renewed the program contract with the municipalities of Alambari, Bertioga, Caraguatatuba, Itanhaém, Lavrinhas, Mongaguá and Peruíbe. All these contracts are valid for 30 years, except for São Bernardo do Campo and Santo André, which are valid for 40 years.

(c)        Intangible rights arising from concession agreements

During the period ended September 30, 2019, there were no significant changes in the criteria to account for intangible assets and types of contracts.

The Company has obligations recorded under “Program Contract – Commitments” in current liabilities in the amount of R$ 265,842 and R$ 230,695 as of September 30, 2019 and December 31, 2018, respectively, and noncurrent liabilities in the amount of R$ 123,333 and R$ 142,314 as of September 30, 2019 and December 31, 2018, respectively.

(d)       Capitalization of interest and other finance charges

From January to September 2019, the Company capitalized interest and inflation adjustment, including exchange rate changes, in concession intangible assets, totaling R$ 187,605 (R$ 397,420 from January to September 2018) during the construction period.

(e)        Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally to cover administration costs and assume the responsibility for primary risks. As of September 30, 2019 and 2018, the margin was 2.3%.

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Notes to the Interim Financial Information

The construction margin from July to September 2019 and 2018 was R$ 15,726 and R$ 16,281, respectively, and from January to September 2019 and 2018 was R$ 44,775 and R$ 45,829, respectively.

(f)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From July to September 2019, expropriations totaled R$ 8,612 and, from January to September 2019, they totaled R$ 28,902 (R$ 9,512 from July to September 2018 and R$ 89,562 from January to September 2018).

(g)        Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private partnership of Alto Tietê production system.

As of September 30, 2019  and December 31, 2018, the carrying amounts related to this PPP recognized in intangible assets were R$ 351,379 and R$ 359,759, respectively.

São Lourenço Production System

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018, as per the contractual clause that allows the beginning of operations provided that system has full operating capacity, without, however implying in the acceptance of the works. Accordingly, the service provision phase began with the corresponding payment of the due considerations, together with the end of the works.

As of September 30, 2019  and December 31, 2018, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,275.829 and R$ 3,208,464, respectively. The main works of the São Lourenço Production System were concluded on the first quarter of 2019 and this phase is expected to end on the fourth quarter of 2019, after contractual clauses are met and there are no documents pending.

The obligations assumed by the Company as of September 30, 2019 and December 31, 2018 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2019.

	September 30, 2019			December 31, 2018
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	41,652	220,554	262,206	39,283	252,093	291,376
São Lourenço	56,698	3,001,325	3,058,023	98,544	3,023,204	3,121,748
Total	98,350	3,221,879	3,320,229	137,827	3,275,297	3,413,124

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(h)       Works in progress

With the adoption of CPC 47 / IFRS 15 – Revenue from contract with customers, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, previously recognized as part of intangible assets, such as works in progress, were reclassified to contract asset, pursuant to Note 13, in the amount of R$ 10,387 million.

(i)         Amortization of intangible assets

The amortization average rate was 4.5% and 3.9% as of September 30, 2019 and 2018, respectively.

(j)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and prepared them for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

(k)        Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to September 2019, SABESP maintained the amounts of R$ 32,626, R$ 6,728 and R$ 1,582 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Statement of financial position details:

Nature	September 30, 2019
Vehicles	91,709
Properties	12,925
Equipment	684
Other	5,164
Accumulated amortization	(30,379)
Total	80,103

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

15          Property, plant and equipment

(a)          Statement of financial position details

	September 30, 2019			December 31, 2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,962	-	92,962	92,979	-	92,979
Buildings	80,426	(40,051)	40,375	79,086	(38,961)	40,125
Equipment	388,330	(245,162)	143,168	372,872	(256,786)	116,086
Transportation equipment	8,820	(6,779)	2,041	11,333	(7,860)	3,473
Furniture and fixtures	30,272	(13,028)	17,244	27,250	(13,672)	13,578
Other	4,462	(297)	4,165	1,659	(288)	1,371
Total	605,272	(305,317)	299,955	585,179	(317,567)	267,612

(b)          Changes

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	1,781	15	-	(1,546)	40,375
Equipment	116,086	47,724	1,962	(102)	(22,502)	143,168
Transportation equipment	3,473	303	(1,195)	-	(540)	2,041
Furniture and fixtures	13,578	3,595	1,108	(130)	(907)	17,244
Other	1,371	2,783	57	-	(46)	4,165
Total	267,612	56,186	1,930	(232)	(25,541)	299,955

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2018
Land	92,507	472	-	-	-	92,979
Buildings	42,360	50	(334)	-	(1,731)	40,345
Equipment	103,803	22,371	(593)	(75)	(27,127)	98,379
Transportation equipment	3,680	8	8	(8)	(598)	3,090
Furniture and fixtures	11,816	142	(54)	(13)	(882)	11,009
Other	884	-	-	-	(38)	846
Total	255,050	23,043	(973)	(96)	(30,376)	246,648

(c)      Depreciation

The Company annually reviews the depreciation rates of buildings (2.3%); equipment (16.2%); transportation equipment (9.9%) and furniture and fixtures (6.7%). Land is not depreciated.

The depreciation average rates were 11.7% and 12.6%, as of September 30, 2019 and 2018, respectively.

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Notes to the Interim Financial Information

16          Borrowings and financing

Borrowings and financing outstanding balance	September 30, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,570	22,584	65,154	42,493	40,194	82,687
12th issue debentures	45,450	215,184	260,634	45,450	249,249	294,699
14th issue debentures	41,811	69,013	110,824	41,270	103,005	144,275
15th issue debentures	-	-	-	359,394	-	359,394
17th issue debentures	286,893	261,196	548,089	279,100	532,691	811,791
18th issue debentures	33,929	152,801	186,730	33,469	165,267	198,736
20th issue debentures	-	-	-	248,334	-	248,334
21st issue debentures	149,862	349,775	499,637	-	499,604	499,604
22nd issue debentures	-	763,567	763,567	-	756,040	756,040
23rd issue debentures	-	864,578	864,578	-	-	-
24th issue debentures	-	392,528	392,528	-	-	-
Brazilian Federal Savings Bank	81,107	1,321,691	1,402,798	75,223	1,266,592	1,341,815
Brazilian Development Bank - BNDES BAIXADA SANTISTA	4,238	-	4,238	16,899	-	16,899
Brazilian Development Bank - BNDES PAC	11,183	30,644	41,827	11,227	39,169	50,396
Brazilian Development Bank - BNDES PAC II 9751	3,472	16,509	19,981	4,364	18,811	23,175
Brazilian Development Bank - BNDES PAC II 9752	3,196	20,774	23,970	3,186	23,100	26,286
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	106,500	130,204	23,632	123,875	147,507
Brazilian Development Bank - BNDES TIETÊ III	40,874	306,405	347,279	30,589	252,197	282,786
Brazilian Development Bank - BNDES 2015	31,712	468,544	500,256	31,615	490,729	522,344
Brazilian Development Bank - BNDES 2014	4,659	26,564	31,223	-	-	-
Leases	128,528	438,259	566,787	19,077	549,589	568,666
Leases (IFRS 16)	48,838	34,100	82,938	-	-	-
Other (FINEP – Studies and Projects Funding, and FEHIDRO – State Water Resources Fund)	1,465	7,920	9,385	1,380	8,163	9,543
Interest and charges	85,391	-	85,391	98,410	-	98,410
Total in local currency	1,068,882	5,869,136	6,938,018	1,365,112	5,118,275	6,483,387

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	September 30, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 61,668 thousand (US$ 71,947 thousand in December 2018)	42,802	214,011	256,813	39,826	238,954	278,780
Inter-American Development Bank - BID 2202 – US$ 510,573 thousand (US$544,457 thousand in December 2018)	132,889	1,978,057	2,110,946	124,098	1,969,565	2,093,663
International Bank of Reconstruction and Development - BIRD – US$ 88,246 thousand (US$ 91,286 thousand in December 2018)	25,318	341,899	367,217	11,779	341,646	353,425
Deutsche Bank – US$ 37,500 thousand (US$ 75,000 thousand in December 2018)	156,043	-	156,043	288,479	-	288,479
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2018)	-	1,456,510	1,456,510	-	1,354,532	1,354,532
JICA 15 – ¥ 11,524,300 thousand (¥ 12,676,730 thousand in December 2018)	44,392	399,524	443,916	40,646	406,462	447,108
JICA 18 – ¥ 10,361,600 thousand (¥ 11,397,760 thousand in December 2018)	39,913	359,008	398,921	36,545	365,230	401,775
JICA 17 – ¥ 2,663,729 thousand (¥ 1,826,957 thousand in December 2018)	12,194	89,561	101,755	11,835	51,786	63,621
JICA 19 – ¥ 31,736,565 thousand (¥ 31,561,726 thousand in December 2018)	69,857	1,150,609	1,220,466	64,028	1,047,081	1,111,109
BID 1983AB – US$ 40,769 thousand (US$ 58,462 thousand in December 2018)	73,678	94,366	168,044	68,554	155,653	224,207
Interest and charges	48,334	-	48,334	52,710	-	52,710
Total in foreign currency	645,420	6,083,545	6,728,965	738,500	5,930,909	6,669,409

Total	1,714,302	11,952,681	13,666,983	2,103,612	11,049,184	13,152,796

Exchange rate as of September 30, 2019: US$ 4.1644; ¥ 0.03852 (as of December 31, 2018: US$ 3.8748; ¥ 0.03527).

On September 30, 2019, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9,5%	.
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI+ 0.49% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
Brazilian Federal Savings Bank	Own funds	2019/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	TJLP + 2.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Leases		2035	7.73% to 10.12%	IPC
Leases (IFRS 16)		2023	6.01% to 9.84%
FINEP – Studies and Projects Funding	Own funds	2025	TJLP + 1.5% (FINEP)
FEHIDRO – State Water Resources Fund	Own funds	2023	3%

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 61,668 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 510,573 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 88,246 thousand	Government	2034	2.85% (*)	US$
Deutsche Bank – US$ 37,500 thousand	-	2019	4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 11,524,300 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 10,361,600 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 2,663,729 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 31,736,565 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 40,769 thousand	-	2023	2.08% to 2.38% (*)	US$
(*) Rates comprising LIBOR + contractually defined spread.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)      Payment schedule – accounting balances as of September 30, 2019

	2019	2020	2021	2022	2023	2024	2025 to 2039	TOTAL
LOCAL CURRENCY
Debentures	60,583	599,549	483,466	562,530	365,539	699,470	920,604	3,691,741
Brazilian Federal Savings Bank	19,951	82,109	86,456	91,140	83,868	82,499	956,775	1,402,798
BNDES	34,164	118,349	117,896	117,896	112,194	106,713	491,766	1,098,978
Leases	108,290	27,241	29,093	31,063	34,388	36,765	299,947	566,787
Leases (IFRS 16)	12,580	47,729	21,922	648	59	-	-	82,938
Other (FINEP and FEHIDRO)	346	1,526	1,627	1,627	1,607	1,384	1,268	9,385
Interest and other charges	51,164	34,227	-	-	-	-	-	85,391
TOTAL IN LOCAL CURRENCY	287,078	910,730	740,460	804,904	597,655	926,831	2,670,360	6,938,018
FOREIGN CURRENCY
BID	-	175,691	175,691	175,691	175,691	175,691	1,489,304	2,367,759
BIRD	-	25,318	25,318	25,318	25,318	25,318	240,627	367,217
Deutsche Bank	156,043	-	-	-	-	-	-	156,043
Eurobonds	-	1,456,510	-	-	-	-	-	1,456,510
JICA	6,451	165,648	167,140	159,282	159,282	159,282	1,347,973	2,165,058
BID 1983AB	-	73,281	32,034	32,034	30,695	-	-	168,044
Interest and other charges	38,887	9,447	-	-	-	-	-	48,334
TOTAL IN FOREIGN CURRENCY	201,381	1,905,895	400,183	392,325	390,986	360,291	3,077,904	6,728,965
Total	488,459	2,816,625	1,140,643	1,197,229	988,641	1,287,122	5,748,264	13,666,983

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)    Changes

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	September 30, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,580)	32,105	-	(171,877)	(994,228)	146,267	12,402	3,129	3,769,834
Brazilian Federal Savings Bank	1,345,684	-	120,243	-	-	-	(81,178)	(59,259)	55,692	25,637	-	1,406,819
BNDES	1,072,605	-	123,000	(628)	2,082	826	(62,874)	(95,864)	46,304	16,616	169	1,102,236
Leases	568,666	-	-	-	684	3,761	(34,526)	(15,610)	35,949	7,862	-	566,786
Leases (IFRS 16)*	-	110,482	-	-	-	-	(1,968)	(30,439)	4,863	-	-	82,938
Other	9,571	-	851	-	28	-	(502)	(1,037)	496	-	-	9,407
TOTAL IN LOCAL CURRENCY	6,483,387	110,482	1,510,849	(12,208)	34,899	4,587	(352,925)	(1,196,437)	289,571	62,517	3,298	6,938,020

FOREIGN CURRENCY
BID	2,399,985	-	-	-	125,351	41,139	(83,602)	(171,892)	20,450	42,778	716	2,374,925
BIRD	356,420	-	-	-	24,672	1,378	(10,627)	(12,273)	6,749	1,241	14	367,574
Deutsche Bank	292,872	-	-	-	15,686	-	(15,572)	(150,131)	12,122	1,168	2,008	158,153
Eurobonds	1,358,412	-	-	-	101,360	-	(49,689)	-	70,196	6,575	618	1,487,472
JICA	2,036,128	-	105,371	(111)	181,976	2,686	(34,622)	(148,613)	24,408	2,077	138	2,169,438
BID 1983AB	225,592	-	-	(106)	14,393	-	(6,065)	(71,141)	7,342	693	693	171,401
TOTAL IN FOREIGN CURRENCY	6,669,409	-	105,371	(217)	463,438	45,203	(200,177)	(554,050)	141,267	54,532	4,187	6,728,963
Total	13,152,796	110,482	1,616,220	(12,425)	498,337	49,790	(553,102)	(1,750,487)	430,838	117,049	7,485	13,666,983

(*)     Leases (IFRS 16) include R$ 64,955 corresponding to the first-time adoption of the standard as of January 1, 2019. See Note 3.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2017	Funding	Borrowing costs	Leases	Monetary variation and exchange rate changes	Inflation adjustment / exchange rate changes - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Amortization of borrowing costs	September 30, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(2,779)	-	51,200	-	(190,937)	(594,693)	169,504	26,681	2,481	3,788,299
Brazilian Federal Savings Bank	1,236,674	156,695	-	-	-	-	(76,146)	(67,072)	57,094	19,285	-	1,326,530
BNDES	1,042,036	131,000	-	-	2,343	2,565	(69,137)	(71,972)	19,606	43,616	157	1,100,214
Leases	561,616	-	-	18,877	-	-	-	(12,901)	-	-	-	567,592
Other	10,977	-	-	-	47	-	(593)	(1,126)	583	4	-	9,892
TOTAL IN LOCAL CURRENCY	6,428,145	1,037,695	(2,779)	18,877	53,590	2,565	(336,813)	(747,764)	246,787	89,586	2,638	6,792,527

FOREIGN CURRENCY
BID	1,743,257	484,690	(2,365)	-	330,794	39,423	(55,391)	(130,520)	20,363	28,097	646	2,458,994
BIRD	303,278	-	-	-	60,563	2,963	(7,610)	-	4,862	1,565	17	365,638
Deutsche Bank	496,726	-	-	-	84,184	-	(26,665)	(129,945)	23,325	3,698	2,717	454,040
Eurobonds	1,158,642	-	-	-	243,565	-	(47,662)	-	63,590	10,529	616	1,429,280
JICA	1,700,448	38,546	(117)	-	334,263	2,114	(33,361)	(77,097)	25,741	799	131	1,991,467
BID 1983AB	270,470	-	-	-	46,789	-	(5,674)	(85,306)	6,787	1,100	856	235,022
TOTAL IN FOREIGN CURRENCY	5,672,821	523,236	(2,482)	-	1,100,158	44,500	(176,363)	(422,868)	144,668	45,788	4,983	6,934,441
Overall Total	12,100,966	1,560,931	(5,261)	18,877	1,153,748	47,065	(513,176)	(1,170,632)	391,455	135,374	7,621	13,726,968

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)   Main events in the nine-month period ended September 30, 2019

(a)        Debentures

On May 27, 2019, the Company carried out the 23rd debenture issue, of R$ 866,755, as follows:

	Value	Maturity	Remuneration
Series 1 Series 2	R$ 491,755 R$ 375,000	May/2024 May/2027	CDI + 0.63 p.a. CDI + 0.49 p.a.

On July 24, 2019, the Company held its 24th debenture issue, in the amount of R$ 400,000, as follows:

	Value	Maturity	Remuneration
Series 1 Series 2	R$ 100.000 R$ 300.000	July/2026 July /2029	IPCA+ 3.20 p.a. IPCA + 3.37 p.a.

The covenants agreed upon for the 24th  Debentures Issue are as follows:

Calculated on a quarterly basis, when disclosing the interim financial information or annual financial statements:

-  Net debt/adjusted EBITDA ratio lower than or equal to 3.50;

-  Adjusted EBITDA/paid financial expenses ratio equal to or higher than 1.5;

-   Disposal of operating assets, termination of license, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, result in a reduction of the Issuer’s net sales and/or service revenue of more than twenty-five percent (25%). The above limit will be calculated on a quarterly basis, taking into consideration the Issuer’s net operating revenues during the twelve (12) months prior to the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within a twelve-month period, will cause the early termination of the agreement (the 30-day grace period is not applicable in this case).

The agreement has a cross acceleration clause, i.e. the early maturity of any Company debt, in an individual or aggregate amount equal to or higher than R$  150 million,  adjusted by the variation of the IPCA as from the issue date, is a default event that may cause the early maturity of the obligations arising from the Debentures.

(b)        BNDES

The initial funding of agreement BNDES 2014, totaling R$ 33,000, was carried out on June 18, 2019. The agreement, totaling R$ 61,143, was signed on June 30, 2014 for the implementation of Setor Gênesis (sub-conductor) and Fazendinha, in the Municipality of Santana de Parnaíba, in São Paulo. The contract will be amortized in 85 installments, began in July 2019 and is expected to end in July 2026.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)       Covenants

As of September 30, 2019, the Company met the requirements set forth by its borrowing and financing agreements.

(iii)     Borrowings and financing – Credit Limited

In order to comply with its capex plan, the Company relies on a fund-raising plan. Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	September 30, 2019
Brazilian Federal Savings Bank	(in millions of R$) 1,774
Brazilian Development Bank (BNDES)	1,337
Japan International Cooperation Agency (JICA) (*)	111
Other	38
Total	3,260

(*)  Brazilian Central Bank’s exchange rate as of September 30, 2019 (¥ 1.00 = R$ 0.03852).

17        Taxes and contributions

(a)      Current assets

	September 30, 2019	December 31, 2018
Taxes recoverable
Income tax and social contribution	120,342	361,758
Withholding income tax (IRRF) on financial investments	5,559	6,423
Other federal taxes	3,435	12,522
Total	129,336	380,703

(b)   Current liabilities

	September 30, 2019	December 31, 2018
Taxes obligations
Income tax and social contribution	69,967	-
Cofins and Pasep	94,113	82,381
INSS (social security contribution)	38,224	38,871
IRRF (withholding income tax)	7,250	66,825
Other	34,898	12,486
Total	244,452	200,563

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

18    Deferred taxes and contributions

(a)      Statement of financial position details

	September 30, 2019	December 31, 2018
Deferred tax assets
Provisions	358,410	337,833
Pension plan obligations – G1	157,738	157,044
Donations of underlying assets on concession agreements	52,311	54,131
Credit losses	140,756	197,920
Other	187,210	186,887
Total deferred tax assets	896,425	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(414,816)	(433,842)
Capitalization of borrowing costs	(413,969)	(420,978)
Profit on supply to government entities	(373,852)	(206,978)
Actuarial (gain)/loss – G1 Plan	(36,430)	(36,430)
Construction margin	(84,090)	(86,164)
Borrowing costs	(11,854)	(10,665)
Total deferred tax liabilities	(1,335,011)	(1,195,057)

Deferred tax assets/(liabilities), net	(438,586)	(261,242)

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(b)      Changes

Deferred tax assets	December 31, 2018	Net change	September 30, 2019
Provisions	337,833	20,577	358,410
Pension obligations – G1	157,044	694	157,738
Donations of underlying asset on concession agreements	54,131	(1,820)	52,311
Credit losses	197,920	(57,164)	140,756
Other	186,887	323	187,210
Total	933,815	(37,390)	896,425

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	19,026	(414,816)
Capitalization of borrowing costs	(420,978)	7,009	(413,969)
Profit on supply to government entities	(206,978)	(166,874)	(373,852)
Actuarial (gain)/loss – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	2,074	(84,090)
Borrowing costs	(10,665)	(1,189)	(11,854)
Total	(1,195,057)	(139,954)	(1,335,011)

Deferred tax asset/(liability), net	(261,242)	(177,344)	(438,586)

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

Deferred tax assets	December 31, 2017	Net change	September 30, 2018
Provisions	482,863	(133,262)	349,601
Pension obligations – G1	165,503	(6,308)	159,195
Donations of underlying asset on concession agreements	55,112	(1,997)	53,115
Credit losses	199,063	56,719	255,782
Other	151,562	29,921	181,483
Total	1,054,103	(54,927)	999,176
Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	20,909	(439,268)
Capitalization of borrowing costs	(415,379)	(4,689)	(420,068)
Profit on supply to government entities	(76,705)	(20,202)	(96,907)
Actuarial (gain)/loss – G1	(36,538)	-	(36,538)
Construction margin	(88,947)	2,091	(86,856)
Borrowing costs	(13,111)	1,628	(11,483)
Total	(1,090,857)	(263)	(1,091,120)
Deferred tax liabilities, net	(36,754)	(55,190)	(91,944)

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(c)        Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Profit before income taxes	1,838,628	3,478,621	863,511	1,986,875
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(625,134)	(1,182,731)	(293,594)	(675,536)
Tax benefit of interest on equity	-	40,412	-	35,884
Permanent differences
Provision Law 4,819/58 – G0 (i)	(12,162)	(35,594)	(12,301)	(36,834)
Donations	(3,092)	(11,557)	(3,022)	(5,170)
Other differences	10,620	21,375	10,570	22,262

Income tax and social contribution	(629,768)	(1,168,095)	(298,347)	(659,394)

Current income tax and social contribution	(434,142)	(990,751)	(303,572)	(604,204)
Deferred income tax and social contribution	(195,626)	(177,344)	5,225	(55,190)
Effective rate	34%	34%	35%	33%

(i)        Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

19             Provisions

(a)        Lawsuits and proceedings that resulted in provisions

(I)  Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 of the Annual Financial Statements of December 31, 2018. The terms and payment amounts depend on the outcome of the lawsuits. The provisions, net of escrow deposits are as follows:

	September 30, 2019			December 31, 2018
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	195,866	(10,703)	185,163	290,649	(43,841)	246,808
Supplier claims (ii)	89,870	(389)	89,481	67,985	(24,380)	43,605
Other civil claims (iii)	111,772	(16,442)	95,330	98,302	(13,519)	84,783
Tax claims (iv)	66,314	(3,500)	62,814	63,335	(8,091)	55,244
Labor claims (v)	400,688	(11,134)	389,554	302,935	(10,932)	292,003
Environmental claims (vi)	189,638	(321)	189,317	170,419	-	170,419
Total	1,054,148	(42,489)	1,011,659	993,625	(100,763)	892,862

Current	531,497	-	531,497	458,387	-	458,387
Noncurrent	522,651	(42,489)	480,162	535,238	(100,763)	434,475

(II) Changes

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2019
Customer claims (i)	290,649	13,717	17,624	(86,455)	(39,669)	195,866
Supplier claims (ii)	67,985	31,161	44,816	(25,970)	(28,122)	89,870
Other civil claims (iii)	98,302	26,119	16,703	(7,521)	(21,831)	111,772
Tax claims (iv)	63,335	9,991	2,267	(4,813)	(4,466)	66,314
Labor claims (v)	302,935	131,300	53,214	(42,250)	(44,511)	400,688
Environmental claims (vi)	170,419	33,475	19,678	-	(33,934)	189,638
Provisions	993,625	245,763	154,302	(167,009)	(172,533)	1,054,148
Escrow deposits	(100,763)	(12,613)	(11,215)	17,854	64,248	(42,489)
Provisions net of deposits	892,862	233,150	143,087	(149,155)	(108,285)	1,011,659

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2018
Customer claims (i)	438,619	14,923	29,319	(85,739)	(58,839)	338,283
Supplier claims (ii)	332,037	24,925	5,935	(283,513)	(12,789)	66,595
Other civil claims (iii)	114,544	18,327	9,995	(10,421)	(32,658)	99,787
Tax claims (iv)	77,100	4,931	3,443	(2,458)	(20,621)	62,395
Labor claims (v)	299,842	63,950	23,962	(33,305)	(55,800)	298,649
Environmental claims (vi)	160,446	26,290	14,658	(114)	(36,348)	164,932
Provisions	1,422,588	153,346	87,312	(415,550)	(217,055)	1,030,641
Escrow deposits	(344,384)	(42,457)	(4,994)	264,203	32,185	(95,447)
Provisions net of deposits	1,078,204	110,889	82,318	(151,347)	(184,870)	935,194

(b)        Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	September 30, 2019	December 31, 2018
Customer claims (i)	153,885	207,600
Supplier claims (ii)	1,653,831	1,459,100
Other civil claims (iii)	663,394	719,300
Tax claims (iv)	1,151,494	1,439,100
Labor claims (v)	618,751	624,200
Environmental claims (vi)	4,692,848	4,343,800
Total	8,934,203	8,793,100

(c)        Explanation on the nature of main classes of lawsuits

(i)             Customer claims

Approximately 760 lawsuits (890 as of December 31, 2018) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 400 lawsuits (490 as of December 31, 2018) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 40 lawsuits (40 as of December 31, 2018) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(ii)           Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)         Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)          Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)            Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)          Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental (Cetesb) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)       Guarantee insurance for escrow deposit

On May 25, 2019, the Company contracted guarantee insurance for escrow deposit, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From July to September 2019, the Company used R$ 23,683 of the guarantee insurance (R$ 25,729 from July to September 2018). A total of R$ 462,292 from the current contract is outstanding.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

20            Employee benefits

(a)        Health benefit plan

Since August 1, 2019, the new health plans managed by Fundação CESP - Funcesp, which replaced the previous health plans managed by Fundação Sabesp de Seguridade Social – Sabesprev, have been in effect. The health plan operator was changed by means of the signature of an Adhesion Agreement between the parties. The entire process was in accordance with the current industry law, which is applicable to SABESP, and was approved by the controlling authorities of the State Government.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees is as follows:

•        Company: 3.2% on average, of gross payroll;

Employees: the contributions are based on three plans: (i) plan I (0.58%), (ii) plan II (2.57%) and (iii) plan III (3.97%) of the base salary and premiums, equivalent to 3.3% of payroll, on average.

(b)        Pension plan benefits

Funded plan – G1
Pension plan liabilities as of December 31, 2018	363,902
Expenses recognized in 2019	30,056
Payments made in 2019	(27,748)
Pension plan liabilities as of September 30, 2019 (i)	366,210

Unfunded plan– G0
Pension plan liabilities as of December 31, 2018	2,606,107
Expenses recognized in 2019	170,525
Payments made in 2019	(127,389)
Pension plan liabilities as of September 30, 2019 (iii)	2,649,243

Total	3,015,453

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)             G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•        0.99% of the portion of the salary of participation up to 20 salaries; and

•        8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of September 30, 2019, SABESP had a net actuarial liability of R$ 366,210 (R$ 363,902 as of December 31, 2018) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the plan’s assets.

(ii)           Private pension plan benefits – Defined contribution

As of September 30, 2019, Sabesprev Mais plan, based on defined contribution, had 9,876 active and assisted participants (9,586 as of December 31, 2018).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2019, expenses related to the obligation of defined contribution, totaling
R$ 9,535, R$ 1,252 and R$ 2,546, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$ 1,533 was capitalized in assets.

The Company has made contributions in the amount of R$ 14,866 from January to September 2019 (R$ 15,167 from January to September 2018).

(iii)     G0 Plan

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September 30, 2019, the Company recorded a defined benefit obligation for the G0 Plan of R$ 2,649,243 (R$ 2,606,107 as of December 31, 2018).

(c)      Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2019. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached.

In the third quarter of 2019, the Company accrued R$ 23,650 (R$ 27,553 in the third quarter of 2018). From January to September 2019 and 2018, R$ 69,880 and R$ 81,695, respectively, were accrued under “Payroll and related charges”.

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Notes to the Interim Financial Information

21              Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund (Note 15 (c) (v) (6) of the Annual Financial Statements of December 31, 2018). The balances as of September 30, 2019 and December 31, 2018 were R$ 480,730 and R$ 454,022, respectively.

22             Knowledge Retention Program and Consent Decree

a)     Knowledge Retention Program (“PRC”)

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

In the third quarter of 2019, the Company wrote-off R$ 11,527, corresponding to the exit of employees enrolled in the Program. As of September 30, 2019, the balance totaled R$ 159,469 (R$ 196,472 as of December 31, 2018), R$ 58,076 of which recorded under “Tax liabilities”, in current liabilities (R$ 74,324 as of December 31, 2018), and R$ 101,393 under “Labor liabilities”, in noncurrent liabilities (R$ 122,148 as of December 31, 2018).

b)     Consent Decree (“TAC”)

On February 20, 2009, SABESP signed a Consent Decree, proposed by the State Prosecution Office, in which the Company undertook to: a) continue hiring employees by means of public competition, except for filling positions in commission or trust functions; b) gradually dismissing retired employees, replacing them with permanent staff, except in segments where increased efficiency requires the reduction in the effective number of employees.

The Consent Decree clarifies “the need of training and carrying out phased dismissal of approximately two thousand an two hundred (2,200) retired employees within a reasonable period of time, as well as those who will retire in the future”, which allowed interpreting that the Consent Decree did not cover the approximately 2,200 retirees at that time, but all other employees who retire at  SABESP.  Accordingly, the Company created a provision for indemnity of all retired employees who worked at SABESP.

On October  11,  2019,  the   Prosecutor filed the Consent Decree stating that for the time elapsed and the successive information provided by SABESP, the objective of the Consent Decree was fully complied with.  Accordingly, the amount of  R$  173,284, corresponding to the provisioned amount related to number of employees who retired after February 20, 2009 was reversed, taking into consideration that the Consent Decree was filed following the dismissal of the 2,200 retired employees on the date the Decree was signed.

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

As of September 30, 2019, the amount provisioned under “Labor obligations”, related to the Consent Decree totaled R$ 13,024  (R$ 140,818 as of December 31, 2018), of which  R$ 9,673  (R$ 136,293 as of December 31, 2018) under current liabilities, and R$ 3,351 (R$ 4,525 as of December 31, 2018) under noncurrent liabilities.

23             Equity

(a)        Subscribed and paid-in capital

As of September 30, 2019 and December 31, 2018, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	September 30, 2019		December 31, 2018
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	231,353,251	33.85%	212,612,143	31.10%
The Bank Of New York ADR Department (equivalent in shares) (*)	106,582,285	15.59%	125,278,967	18.33%
Other	2,050,048	0.30%	2,094,474	0.31%

Total	683,509,869	100.00%	683,509,869	100.00%

(*)       each ADR corresponds to 1 share.

The Annual and Extraordinary General Meeting of April 29, 2019, approved the distribution of dividends as interest on capital, in the amount of R$ 792,187, the transfer of R$ 1,901,126 to “Investment Reserves”, corresponding to the balance of retained earnings, and the allocation of R$ 141,755 to “Legal Reserve”.

The payment of interest on capital in the amount of R$ 740,126, net of withholding income tax of R$ 52,061, totaling R$ 792,187, began in June 2019, with a paid amount of R$ 739,990.

24   Earnings per share

       Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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Notes to the Interim Financial Information

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Profit attributable to Company’s owners	1,208,860	2,310,526	565,164	1,327,481
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.76861	3.38039	0.82686	1.94216

25             Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	July to September 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	4,984,140	699,458	5,683,598
Gross sales deductions	(273,005)	-	(273,005)
Net operating revenue	4,711,135	699,458	5,410,593
Costs, selling, general and administrative expenses	(2,183,855)	(683,732)	(2,867,587)
Income from operations before other operating expenses, net and equity accounting	2,527,280	15,726	2,543,006
Other operating income/(expenses), net			13,198
Equity accounting			2,352
Financial result, net			(719,928)
Income before taxes			1,838,628
Depreciation and amortization	(463,962)	-	(463,962)

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Notes to the Interim Financial Information

	January to September 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	12,099,335	1,991,515	14,090,850
Gross sales deductions	(803,843)	-	(803,843)
Net operating revenue	11,295,492	1,991,515	13,287,007
Costs, selling, general and administrative expenses	(6,862,346)	(1,946,740)	(8,809,086)
Income from operations before other operating expenses, net and equity accounting	4,433,146	44,775	4,477,921
Other operating income/(expenses), net			18,324
Equity accounting			8,337
Financial result, net			(1,025,961)
Income from operations before taxes			3,478,621
Depreciation and amortization	(1,299,363)	-	(1,299,363)

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Notes to the Interim Financial Information

	July to September 2018
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,331,564	724,158	4,055,722
Gross sales deductions	(244,941)	-	(244,941)
Net operating revenue	3,086,623	724,158	3,810,781
Costs, selling, general and administrative expenses	(2,011,284)	(707,877)	(2,719,161)
Income from operations before other operating expenses, net and equity accounting	1,075,339	16,281	1,091,620
Other operating income/(expenses), net			34,159
Equity accounting			502
Financial result, net			(262,770)
Income from operations before taxes			863,511
Depreciation and amortization	(342,520)	-	(342,520)

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Notes to the Interim Financial Information

	January to September 2018
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	9,862,258	2,038,406	11,900,664
Gross sales deductions	(717,981)	-	(717,981)
Net operating revenue	9,144,277	2,038,406	11,182,683
Costs, selling, general and administrative expenses	(5,975,461)	(1,992,577)	(7,968,038)
Income from operations before other operating expenses, net and equity accounting	3,168,816	45,829	3,214,645
Other operating income/(expenses), net			61,971
Equity accounting			4,196
Financial result, net			(1,293,937)
Income from operations before taxes			1,986,875
Depreciation and amortization	(997,406)	-	(997,406)

(i)       See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii)     Construction revenue and related costs not reported to the CODM.

Explanation on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Gross revenue from construction recognized under ICPC 1 (R1) (a)	699,458	1,991,515	724,158	2,038,406
Construction costs recognized under ICPC 1 (R1) (a)	(683,732)	(1,946,740)	(707,877)	(1,992,577)

Construction margin	15,726	44,775	16,281	45,829

(a)  Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47 / IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

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Notes to the Interim Financial Information

26             Operating revenue

(a)      Revenue from sanitation services:

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Metropolitan Region of São Paulo	3,920,970	8,941,288	2,355,358	6,935,754
Regional systems	1,063,170	3,158,047	976,206	2,926,504
Total	4,984,140	12,099,335	3,331,564	9,862,258

(b)      Reconciliation between gross operating income and net operating income:

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Revenue from sanitation services (i)	4,984,140	12,099,335	3,331,564	9,862,258
Construction revenue	699,458	1,991,515	724,158	2,038,406
Sales tax	(257,951)	(759,085)	(231,470)	(677,569)
Regulation, Control and Oversight Fee (TRCF) (ii)	(15,054)	(44,758)	(13,471)	(40,412)
Net revenue	5,410,593	13,287,007	3,810,781	11,182,683

(i)  Includes the amounts of R$ 17,381 from July to September 2019 and R$ 51,057 from January to September 2019 (R$ 15,832 from July to September 2018 and R$ 41,176 from January to September 2018), from the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii) Amount payable to ARSESP referring to regulation, control and oversight activities, pursuant to State Complementary Law 1,025/07.

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Notes to the Interim Financial Information

27    Operating costs and expenses

	July to September 2019	January to September 2019	July to September 2018	January to September 2018
Operating costs
Salaries, payroll charges and benefits	(368,245)	(1,435,511)	(504,663)	(1,458,988)
Pension obligations	(12,461)	(37,130)	(6,449)	(18,626)
Construction costs (Note 25)	(683,732)	(1,946,740)	(707,877)	(1,992,577)
General supplies	(64,810)	(188,336)	(58,101)	(161,792)
Treatment supplies	(67,402)	(229,831)	(58,132)	(195,490)
Outsourced services	(306,514)	(897,873)	(250,452)	(714,289)
Electricity	(282,000)	(843,019)	(240,952)	(690,308)
General expenses	(161,536)	(486,512)	(173,426)	(463,996)
Depreciation and amortization	(433,012)	(1,215,842)	(313,237)	(908,824)
	(2,379,712)	(7,280,794)	(2,313,289)	(6,604,890)

Selling expenses
Salaries, payroll charges and benefits	(48,874)	(200,292)	(72,711)	(219,267)
Pension obligations	(1,731)	(5,135)	(892)	(2,615)
General supplies	(1,683)	(5,357)	(1,753)	(4,294)
Outsourced services	(101,514)	(272,110)	(66,367)	(198,976)
Electricity	(292)	(1,002)	(254)	(853)
General expenses	(33,763)	(89,503)	(23,680)	(73,852)
Depreciation and amortization	(8,088)	(16,910)	(4,365)	(13,028)
	(195,945)	(590,309)	(170,022)	(512,885)

Bad debt expenses (Note 8 (c))	37,677	(50,898)	(19,307)	(126,005)

Administrative expenses
Salaries, payroll charges and benefits	(48,219)	(181,069)	(70,362)	(190,905)
Pension obligations	(37,500)	(110,467)	(37,102)	(111,913)
General supplies	(790)	(2,380)	(1,182)	(3,828)
Outsourced services	(41,897)	(156,482)	(49,681)	(149,972)
Electricity	(203)	(997)	(252)	(945)
General expenses	(163,273)	(313,492)	(19,599)	(147,152)
Depreciation and amortization	(22,862)	(66,611)	(24,918)	(75,554)
Tax expenses	(14,863)	(55,587)	(13,447)	(43,989)
	(329,607)	(887,085)	(216,543)	(724,258)

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Notes to the Interim Financial Information

	July to September 2019	January to September 2019	July to September 2018	January to September 2018
Operating costs and expenses
Salaries, payroll charges and benefits	(465,338)	(1,816,872)	(647,736)	(1,869,160)
Pension obligations	(51,692)	(152,732)	(44,443)	(133,154)
Construction costs (Note 25)	(683,732)	(1,946,740)	(707,877)	(1,992,577)
General supplies	(67,283)	(196,073)	(61,036)	(169,914)
Treatment supplies	(67,402)	(229,831)	(58,132)	(195,490)
Outsourced services	(449,925)	(1,326,465)	(366,500)	(1,063,237)
Electricity	(282,495)	(845,018)	(241,458)	(692,106)
General expenses	(358,572)	(889,507)	(216,705)	(685,000)
Depreciation and amortization	(463,962)	(1,299,363)	(342,520)	(997,406)
Tax expenses	(14,863)	(55,587)	(13,447)	(43,989)
Bad debt expenses (Note 8 (c))	37,677	(50,898)	(19,307)	(126,005)
Total	(2,867,587)	(8,809,086)	(2,719,161)	(7,968,038)

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Notes to the Interim Financial Information

28    Financial income (expenses)

	July to September 2019	January to September 2019	July to September 2018	January to September 2018
Financial expenses
Interest and charges on borrowings and financing – local currency	(89,886)	(248,817)	(84,191)	(246,785)
Interest and charges on borrowings and financing – foreign currency	(44,049)	(127,578)	(45,725)	(129,495)
Other financial expenses	(83,064)	(254,386)	(58,533)	(105,030)
Income tax over international remittance	(4,531)	(13,552)	(5,235)	(15,175)
Inflation adjustment on borrowings and financing	(4,217)	(34,216)	(21,251)	(53,589)
Other inflation adjustments	(27,857)	(69,466)	(6,176)	(26,162)
Interest and inflation adjustments on provisions	(39,009)	(105,333)	25,916	37,929
Total financial expenses	(292,613)	(853,348)	(195,195)	(538,307)

Financial income
Inflation adjustment gains	20,970	71,512	30,915	89,177
Income on short-term investments	41,886	119,094	49,420	133,751
Interest income	37,726	115,027	37,181	125,301
Cofins and Pasep	(6,274)	(15,848)	(5,465)	(16,944)
Other	3	10	3	6
Total financial income	94,311	289,795	112,054	331,291

Financial income (expenses), net before exchange rate changes	(198,302)	(563,553)	(83,141)	(207,016)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing	(522,069)	(463,438)	(190,812)	(1,100,166)
Exchange rate changes on assets	451	1,042	11,183	13,245
Other exchange rate changes	(8)	(12)	-	-

Exchange rate changes, net	(521,626)	(462,408)	(179,629)	(1,086,921)

Financial income (expenses)	(719,928)	(1,025,961)	(262,770)	(1,293,937)

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Notes to the Interim Financial Information

29    Other operating income (expenses), net

	July to September 2019	January to September 2019	July to September 2018	January to September 2018

Other operating income, net	14,477	48,693	44,424	98,845
Other operating expenses	(1,279)	(30,369)	(10,265)	(36,874)

Other operating income (expenses), net	13,198	18,324	34,159	61,971

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30         Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main committed amounts as of September 30, 2019 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	918,418	2,072,779	338,693	1,123,604	4,453,494
Contractual obligations - Investments	1,446,881	3,897,291	1,545,937	6,077,956	12,968,065
Total	2,365,299	5,970,070	1,884,630	7,201,560	17,421,559

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

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Notes to the Interim Financial Information

31     Supplemental cash flow information

	January to September 2019	January to September 2018

Total additions of contract assets (Note 13)	2,228,063	2,215,276
Total additions to intangible assets (Note 14 (b))	1,742,318	34,876

Items not affecting cash (see breakdown below)	(1,941,168)	(883,468)

Total additions to intangible assets and contract assets as per statement of cash flows	2,029,213	1,366,684

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	187,605	397,420
Contractors payable	210,988	245,576
Program contract commitments	39,819	22,763
Public-Private Partnership – São Lourenço PPP (Note 14 (g))	10,591	169,785
Right of use	110,482	2,095
Construction margin (Note 25)	44,775	45,829
Agreement with the Municipality of Santo André (Note 8(a))	1,336,908	-
Total	1,941,168	883,468

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Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 9/30/2019
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	3,000	0.0%	3.000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	2	0.0%	2	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,287	50.3%	343,527,287	50.3%

Outstanding Shares	339,982,582	49.7%	339,982,582	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 9/30/2018
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	10,600	0.00%	10,600	0.00%
Board of Executive Officers	-	-	-	-

Fiscal Council	64	0.00%	64	0.00%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,539,227	50.3%	343,539,227	50.3%

Outstanding Shares	339,970,642	49.7%	339,970,642	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 9/30/2019 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Reports on Special Review

Report on Review of Quarterly Financial Information - ITR

To the Shareholders, Board Members and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), contained in the Quarterly Financial Information Form (ITR) for the quarter ended September 30, 2019, comprising the balance sheet as of September 30, 2019, the respective statements of income and comprehensive income for the three and nine-month periods ended and changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of added value

The interim financial information referred above comprise the statement of added value (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. This statement was submitted to the review procedures performed together with the review of the Quarterly Financial Information, with the purpose to evaluate whether this is reconciled to the financial information and to accounting records, as applicable, and whether their form and presentation are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that the statement of added value referred to above has not been prepared, in all material respects, according to the criteria defined in this Standard and consistently in relation to the interim financial information taken as a whole.

São Paulo, November 14, 2019

KPMG Auditores Independentes

CRC SP-014428/O-6

(Original report in Portuguese signed by)

Bernardo Moreira Peixoto Neto

Accountant  CRC RJ-064887/O-8

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information for the period ended September 30, 2019. São Paulo, November 14, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional System Officer

ITR – Quarterly Financial Form – 9/30/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Report of Independent Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended September 30, 2019.

São Paulo, November 14, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Ricardo Daruiz Borsari

Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 29, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.